

# 2023

# NOTICE OF
# ANNUAL MEETING
# AND PROXY STATEMENT

IRON MOUNTAIN INCORPORATED

# NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

## DEAR STOCKHOLDER:

You are cordially invited to attend the virtual Annual Meeting of Stockholders (the "Annual Meeting") of Iron Mountain Incorporated ("Iron Mountain", the "Company", "we", "us" or "our") on Tuesday, May 9, 2023, at 12:00 p.m. Eastern Time.

The Annual Meeting will be a virtual stockholder meeting, conducted via live audio webcast, through which you can submit questions and vote online. The Annual Meeting can be accessed by visiting https://www.virtualshareholdermeeting.com/IRM2023 and entering your 16-digit control number (included in the Notice Regarding the Availability of Proxy Materials, which is being mailed to stockholders of record on or about March 30, 2023 (the "Notice of Internet Availability")). The Annual Meeting will be for the purposes of considering and voting on the following items:

## VOTING ITEMS

| Proposal | | Board Recommendation |
|---|---|---|
| **1** | Election of directors to the Company's board of directors (the "Board"), to serve until the next Annual Meeting or until their successors have been duly elected and qualified; |  **FOR** each director nominee |
| **2** | Approval, by a non-binding advisory vote, of the compensation of our Named Executive Officers; |  **FOR** |
| **3** | Approval of a non-binding, advisory vote on the frequency (every one, two or three years) of future advisory votes of stockholders on the compensation of the Named Executive Officers; and |  **FOR** every one year |
| **4** | Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023. |  **FOR** |

and to transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the attached Proxy Statement.

Only stockholders of record at the close of business (5:00 p.m. Eastern Time) on March 13, 2023 are entitled to notice of, and to vote at, the Annual Meeting and at any adjournments or postponements thereof.

Instructions regarding each method of voting are provided in the Notice of Internet Availability and stockholders can access proxy materials and vote at www.proxyvote.com. If you desire to submit your vote by mail, you may request a paper proxy card at any time on or before April 25, 2023. If you desire to submit your vote via internet or telephone, follow the instructions at www.proxyvote.com and use the stockholder identification number provided in the Notice of Internet Availability.

If you hold shares in the name of a brokerage firm, bank, nominee or other institution, you must provide a legal proxy from that institution in order to vote your shares at the Annual Meeting, except as otherwise discussed in the Proxy Statement.

All stockholders are cordially invited to attend the virtual Annual Meeting.

By order of the Board of Directors,

*Deborah Marson (signature)*

**Deborah Marson**
*Executive Vice President, General Counsel & Secretary*
March 30, 2023

## BACKGROUND

**Date and Time**
May 9, 2023, at 12:00 p.m. Eastern Time

**Place**
Live audio webcast accessible at https://www.virtualshareholdermeeting.com/IRM2023

**Who Can Vote**
Stockholders of record at the close of business on March 13, 2023 (5:00 p.m. Eastern Time) may vote at the virtual Annual Meeting or any adjournment thereof

**Your Vote is Important Regardless of the Number of Shares that You Beneficially Own**

Attached to this notice is a Proxy Statement relating to the proposals to be considered at the Annual Meeting. We urge you to read the Proxy Statement carefully and, whether or not you plan to attend the virtual Annual Meeting, to vote your shares:

 **By Internet**
www.proxyvote.com

**By telephone**
1-800-690-6903

 **By mail**
Complete and mail your proxy card to the address provided

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2023 ANNUAL MEETING OF STOCKHOLDERS:**

This Notice of Annual Meeting and Proxy Statement and Iron Mountain Incorporated's Annual Report to Stockholders for the year ended December 31, 2022 are available at: https://materials.proxyvote.com/46284v.

# PROXY SUMMARY

This summary contains highlights about Iron Mountain and the upcoming Annual Meeting. This summary does not contain all of the information that you should consider in advance of the Annual Meeting, and we encourage you to read the entire Proxy Statement and our 2022 Annual Report on Form 10-K carefully before voting.

# NOTICE AND VOTING ROADMAP

## GENERAL INFORMATION



**MEETING:**
Annual Meeting of Stockholders

**DATE:**
Tuesday, May 9, 2023

**TIME:**
12:00 p.m. EST

**LOCATION:**
Live audio webcast available at https://www.virtualshareholder meeting.com/IRM2023

**RECORD DATE:**
March 13, 2023



**STOCK SYMBOL:**
IRM

**EXCHANGE:**
NYSE

**COMMON STOCK OUTSTANDING:**
291,574,153 as of March 13, 2023

**REGISTRAR & TRANSFER AGENT:**
Computershare

**STATE OF INCORPORATION:**
Delaware

**FOUNDED:**
1951

**PUBLIC COMPANY SINCE:**
1996



**CORPORATE WEBSITE:**
www.ironmountain.com

**INVESTOR RELATIONS WEBSITE:**
investors.ironmountain.com

**2023 ANNUAL MEETING MATERIALS:**
www.proxyvote.com

# VOTING ROADMAP

| PROPOSAL 1 | ELECTION OF DIRECTORS<br>✓ The Board recommends a vote **FOR** each director nominee | SEE PAGE 9 |

# DIRECTOR NOMINEES

| NAME AND POSITION | AGE | INDEPENDENT | YEARS OF TENURE | COMMITTEE MEMBERSHIPS AS OF MARCH 30, 2023 | | | | | OTHER CURRENT PUBLIC COMPANY BOARDS |
|---|---|---|---|---|---|---|---|---|---|
| | | | | A | C | N&G | F | R&S | |
| **Jennifer Allerton**<br>Chief Information Officer, F. Hoffman la Roche (retired) | 71 | ✓ | 9 | △ | | | | △ | Sandvik AB |
| **Pamela M. Arway**<br>President, Japan/Asia Pacific/ Australia Region, American Express International, Inc. (retired)<br>**Independent Chairperson of the Board of Iron Mountain** | 69 | ✓ | 9 | | △ | △ | | | The Hershey Company DaVita Inc. |
| **Clarke H. Bailey**<br>Chairman and Chief Executive Officer, EDCI Holdings, Inc. (retired) | 68 | ✓ | 25 | △ | | ▲ | | △ | |
| **Kent P. Dauten**<br>Chairman, Keystone Capital, Inc. | 67 | ✓ | 26 | △ | | △ | △ | | |
| **Monte Ford**<br>Principal Partner, CIO Strategy Exchange | 63 | ✓ | 4 | △ | | | | ▲ | Akamai Technologies, Inc. JetBlue Airways Centene Corporation |
| **Robin L. Matlock**<br>Senior Vice President and Chief Marketing Officer, VMware, Inc. (retired) | 57 | ✓ | 3 | △ | | | | △ | MSCI Inc. |
| **William L. Meaney**<br>Chief Executive Officer, Iron Mountain | 62 | | 10 | | | | | | State Street Corporation |
| **Wendy J. Murdock**<br>Chief Product Officer, MasterCard Worldwide (retired) | 70 | ✓ | 7 | | ▲ | △ | | | AvidXchange Holdings, Inc. |
| **Walter C. Rakowich**<br>Chief Executive Officer, Prologis (retired) | 65 | ✓ | 10 | ▲ | | △ | △ | | Host Hotels & Resorts, Inc. Ventas, Inc. |
| **Doyle R. Simons**<br>Chief Executive Officer, Weyerhaeuser Co. (retired) | 59 | ✓ | 3 | | | △ | ▲ | | Fiserv, Inc. |

A: Audit Committee   N&G: Nominating and Governance Committee   R&S: Risk & Safety Committee   ▲ Chair

C: Compensation Committee   F: Finance Committee   △ Member

## BOARD SNAPSHOT

### ▶ INDEPENDENCE

Including the Chairperson of the Board



**90% independent**

### ▶ TENURE

**2** (11 years or more)

**3** (0 to 5 years)



**10.6 years average tenure**

**5** (6 to 10 years)

### ▶ AGE

**2** over 70 years

**2** 50 to 59 years



**65 years average age**

**6** 60 to 69 years

### ▶ DIVERSITY

**5** 4 female, 1 African American



**50% diverse**

# CORPORATE GOVERNANCE HIGHLIGHTS

The Board believes strong corporate governance is critical to achieving Iron Mountain's long-term strategic goals and maintaining the trust and confidence of investors, employees, customers and other stakeholders. The following are highlights of our corporate governance program:



**Board Independence**

- ✅ All directors are independent except the CEO
- ✅ Board committees are 100% independent
- ✅ Executive sessions at each Board meeting



**Board Performance**

- ✅ Diverse Board with mix of skills, gender, tenure and age
- ✅ Each director attended at least 75% of the Board meetings and each director's committee meetings held during the period such director served on the Board during 2022
- ✅ Annual Board and committee evaluations overseen by the Nominating and Governance Committee



**Corporate Governance Best Practices**

- ✅ Annual election of directors with majority voting standard
- ✅ Significant stockholder ownership requirements for executives and Board
- ✅ Commitment to transparent reporting on sustainability and corporate responsibility efforts
- ✅ Hedging and pledging of Company stock by directors and executives is prohibited
- ✅ Code of Ethics

| PROPOSAL **2** | APPROVAL, BY A NON-BINDING ADVISORY VOTE, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS  ✓ The Board recommends a vote **FOR** this Proposal | **SEE PAGE 29** |

▶ **5-YEAR TOTAL SHAREHOLDER RETURN ON $1 INVESTED AT JANUARY 1, 2018 CLOSE**



— IRM Shareholder Return (85% Cumulative Return)  — MSCI US REIT (^RMZ) (20% Cumulative)

The MSCI US REIT Index is our primary benchmark for tracking our relative Total Shareholder Return ("TSR") performance. We also track our compensation peer group, which represents companies of like sizes and businesses, for executive compensation benchmarking. This compensation peer group includes both real estate investment trust ("REIT") and non-REIT companies. As the graph below shows, the total realizable pay for our CEO over the five-year period ended December 31, 2022 was at the 74th percentile among the companies in our compensation peer group, while the Company's TSR performance over this same period was at the 78th percentile among these companies. This, along with the Company's stronger relative TSR performance as compared to the MSCI US REIT Index, further demonstrates pay for performance alignment.

▶ **5-YEAR CEO REALIZABLE PAY - TSR ALIGNMENT BASED ON DIVIDEND ADJUSTED CLOSING STOCK PRICE**

CEO Realizable TDC Rank vs. 5-Year TSR Performance Rank



▶ **CEO**



**9%** Salary

**15%** STI

**76%** LTI

**91%** At-risk

**CEO:** William Meaney (Age 62; CEO 2013–present)

**PERCENTAGE 2022 CEO INCENTIVE COMPENSATION AT RISK:**
91% of Total Compensation

**METRICS USED FOR SHORT-TERM INCENTIVE COMPENSATION:**
Revenue, Adjusted EBITDA, AFFO Per Share, Strategic Objectives

**METRICS USED FOR LONG-TERM INCENTIVE COMPENSATION:**
ROIC, Revenue, New Product Exit Rate, Relative TSR

**STOCK OWNERSHIP GUIDELINES:** Yes

**ANTI-HEDGING/ANTI-PLEDGING POLICY:** Yes

---

**PROPOSAL 3**

## APPROVAL OF A NON-BINDING, ADVISORY VOTE ON THE FREQUENCY (EVERY ONE, TWO OR THREE YEARS) OF FUTURE ADVISORY VOTES OF STOCKHOLDERS ON THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

✅ The Board recommends a vote **FOR** a vote of EVERY YEAR

**SEE PAGE 67**

---

**PROPOSAL 4**

## RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

✅ The Board recommends a vote **FOR** this Proposal

**SEE PAGE 68**

# TABLE OF CONTENTS

# CORPORATE GOVERNANCE MATTERS

## ELECTION OF DIRECTORS

✓ The Board recommends that you vote FOR the election of each of the Board's ten (10) nominees to serve as directors of Iron Mountain until the 2024 Annual Meeting of Stockholders or until their successors are elected and qualified.

The Board currently consists of eleven (11) directors. Each director is currently serving a one-year term, and the term of each director will expire at the Annual Meeting. At the Annual Meeting, each nominee is to be elected for a one-year term to serve until the Company's 2024 Annual Meeting of Stockholders or until such nominee's successor is elected and qualified.

The Board has selected as nominees the following ten (10) individuals, all of whom are current directors of the Company: Jennifer Allerton, Pamela M. Arway, Clarke H. Bailey, Kent P. Dauten, Monte Ford, Robin L. Matlock, William L. Meaney, Wendy J. Murdock, Walter C. Rakowich and Doyle R. Simons. Alfred J. Verrecchia is not standing for re-election at the Annual Meeting. Each nominee has agreed to serve if elected, and management has no reason to believe that any of the nominees will be unavailable to serve. For more detail on the process our Board follows when selecting nominees, please see page 15.

## REQUIRED VOTE

Each director nominee must receive a majority of the votes cast on his or her nomination to be elected, with abstentions and broker non-votes not counting as votes cast. Under Iron Mountain's Bylaws, if an incumbent director nominee does not receive a majority of votes cast on his or her nomination, then such nominee must promptly tender to the Board a resignation from the Board. Each incumbent director has already tendered an irrevocable resignation that will be effective upon (1) the failure to receive the required number of votes for re-election at the Annual Meeting or any meeting of stockholders at which such incumbent director faces re-election and (2) the acceptance of such resignation by the Board. The Board will decide within 90 days of the certification of the stockholder vote, through a process managed by the Nominating and Governance Committee of the Board (the "Nominating and Governance Committee"), and excluding the director nominee in question, whether to accept the resignation. The Board's explanation of its decision will be promptly disclosed in a filing with the Securities and Exchange Commission (the "SEC").

Brokers are not permitted to vote for the election of directors without voting instructions. Therefore, we urge you to give voting instructions to your broker on the proxy so that your votes may be counted on this important matter.

# DIRECTOR NOMINEE SKILLS AND EXPERIENCE

The Board and the Nominating and Governance Committee select director nominees on the basis of several factors, including integrity, experience, achievements, judgment, intelligence, personal character, ability to make independent analytical inquiries, willingness to devote adequate time to Board duties and likelihood that they will be able to serve on the Board for a sustained period. The Board and the Nominating and Governance Committee believe each director nominee should be well-versed in strategic oversight, corporate governance, stockholder advocacy, and leadership in order to be an effective member of the Board. In connection with the selection of nominees for director, the Board's policy is to give due consideration to the Board's overall balance of diversity of perspectives, backgrounds and experiences. To implement and review the effectiveness of our diversity policy, the Nominating and Governance Committee reviews the appropriate skills and characteristics of members of the Board in the context of the then current composition of the Board.

We believe that all of our director nominees meet these criteria. Our director nominees bring a full array of business and leadership skills to their oversight responsibilities and represent diverse skills and experiences, which the Board believes will contribute to the effective oversight of the Company.

More details about the background and experience of each director nominee can be found below. Each director nominee has consented to be named in this Proxy Statement and to serve on the Board, if elected. The following information is presented as of March 30, 2023.



## JENNIFER ALLERTON                                                              INDEPENDENT

**AGE**  71

**DIRECTOR SINCE**  2014

**COMMITTEES**  Audit, Risk and Safety

**OTHER CURRENT PUBLIC COMPANY BOARDS**  Sandvik AB

### ▲ BIOGRAPHY

Ms. Allerton has more than 40 years of information technology experience, most recently as chief information officer at F. Hoffman la Roche ("Roche") in Switzerland with responsibility for information technology strategy and operations for the pharmaceutical division and all group information technology operations from June 2002 to July 2012. Prior to Roche, Ms. Allerton served from May 1999 to June 2002 as Technology Director at Barclaycard in the United Kingdom with responsibility for fraud operations and information technology. Ms. Allerton currently serves on the board of directors of Sandvik AB, a global engineering company, and Barclays Bank Ireland (Barclays Europe), a European bank. From July 2013 to July 2022, Ms. Allerton served as a non-executive director of Aveva plc, an industrial software company. From March 2017 to December 2017, Ms. Allerton served as a non-executive director of Paysafe Group plc, a provider of digital payments and transaction-related solutions to businesses and consumers.

### ▲ REASONS FOR NOMINATION

We believe Ms. Allerton's qualifications for nomination include her significant experience working for global multinational companies and running complex, international businesses, her extensive knowledge of technology and its successful application to data centers, and her experience as a board member of several large international companies.

### ▲ EDUCATION

Ms. Allerton holds bachelor's degrees in mathematics from Imperial College, London and in physical sciences and geosciences from the Open University, United Kingdom, a master's degree in physics from the University of Manitoba, Canada and a master's degree in finance from the Open University, UK.

IRON MOUNTAIN®



## PAMELA M. ARWAY

**INDEPENDENT**

**AGE**   69

**DIRECTOR SINCE**   2014
Independent Chair since
November 2022

**COMMITTEES**   Compensation, Nominating and Governance

**OTHER CURRENT PUBLIC COMPANY BOARDS**   The Hershey Company
DaVita Inc.

### ▲ BIOGRAPHY

Ms. Arway served in a number of capacities during her 21-year career with the American Express Company, Inc., a publicly held global payments, network and travel company, until her retirement in 2008. Ms. Arway served as president, Japan/Asia Pacific/Australia Region, American Express International, Inc., Singapore from October 2005 to January 2008. From December 2004 to October 2005, Ms. Arway served as chief executive officer, American Express Australia Ltd., Sydney, Australia. From July 2000 to December 2004, Ms. Arway served as executive vice president and general manager, Corporate Travel North America, American Express Company, Inc. Ms. Arway has been a director of The Hershey Company, a publicly held company, since May 2010 and has been a director of DaVita Inc., a publicly held company, since May 2009. Ms. Arway also served as a director of Carlson Companies, Inc., a family-owned corporate travel management and private capital company, from May 2019 to July 2021.

### ▲ REASONS FOR NOMINATION

We believe Ms. Arway's qualifications for nomination include her significant leadership experience as a global executive, her expertise in the areas of marketing, international business, finance and government affairs and her experience as a board member of several large publicly held companies.

### ▲ EDUCATION

Ms. Arway holds a bachelor's degree in languages from Memorial University of Newfoundland and a master's degree in business administration from Queen's University, Kingston, Ontario, Canada.



## CLARKE H. BAILEY

**INDEPENDENT**

**AGE**   68

**DIRECTOR SINCE**   1998

**COMMITTEES**   Audit, Nominating and Governance (chair), Risk and Safety

### ▲ BIOGRAPHY

From June 1999, Mr. Bailey served in various roles of EDCI Holdings, Inc. ("EDCI") which was taken private in 2010 and was dissolved as of September 2020. Mr. Bailey served as EDCI's director from June 1999 to September 2020 and as its chief executive officer from July 2009 to September 2020. Mr. Bailey also served as chief executive officer of EDCI from November 2003 to November 2006. In addition, Mr. Bailey served as a director of SMTC Corporation, a publicly held company, from June 2011 to April 2021 and as its non-executive chairman from April 2014 to April 2021. He also served as executive chairman and interim chief financial officer of SMTC Corporation from May 2013 to April 2014.

### ▲ REASONS FOR NOMINATION

We believe Mr. Bailey's qualifications for nomination include his deep industry knowledge and experience gained as the former chief executive officer of Arcus Data Security, an offsite data protection business we acquired in 1998, his understanding of our businesses, operations and strategies as a member of our Board for the past 25 years, his past experience as chairman and chief executive officer of another publicly held company and his service on the boards of directors of other publicly held companies.

### ▲ EDUCATION

Mr. Bailey holds bachelor's degrees in economics and rhetoric from the University of California at Davis and a master's degree in business administration from The Wharton School, University of Pennsylvania.



## KENT P. DAUTEN

**INDEPENDENT**

**AGE** 67

**DIRECTOR SINCE** 1997

**COMMITTEES** Audit, Finance, Nominating and Governance

### ▲ BIOGRAPHY

Mr. Dauten has served as chairman of Keystone Capital, Inc. ("Keystone"), a private investment firm, since September 2017. Previously, Mr. Dauten served as managing director of Keystone, a position he held since founding the firm in February 1994. Mr. Dauten served as a director of Health Management Associates, Inc., a publicly held hospital management firm, from November 1988 until August 2013.

### ▲ REASONS FOR NOMINATION

We believe Mr. Dauten's qualifications for nomination include his deep industry knowledge and experience as the former president of HIMSCORP, Inc., a records management company we acquired in 1997, his extensive knowledge of the capital markets and business management as the managing director of a private investment business, his understanding of our businesses, operations and strategies as a member of our Board for over 25 years, his financial acumen, his prior service on the board of directors of another publicly held company and his prior experience as our lead independent director.

### ▲ EDUCATION

Mr. Dauten holds a bachelor's degree in economics from Dartmouth College and a master's degree in business administration from Harvard Business School.



## MONTE FORD

**INDEPENDENT**

**AGE** 63

**DIRECTOR SINCE** 2018

**COMMITTEES** Compensation, Risk and Safety (chair)

**OTHER CURRENT PUBLIC COMPANY BOARDS**
Akamai Technologies, Inc.
JetBlue Airways
Centene Corporation

### ▲ BIOGRAPHY

Mr. Ford has served as principal partner for the CIO Strategy Exchange ("CIOSE"), a cross-industry consortium of 50 chief information officers from large global companies, since May 2015. From May 2013 to September 2013, Mr. Ford served as executive chairman of Aptean, Inc. ("Aptean"), a producer of enterprise software. From April 2012 to April 2013, Mr. Ford served as chief executive officer of Aptean. From February 2012 to March 2012, Mr. Ford served as an advisor to Aptean. Prior to these roles, Mr. Ford served as senior vice president and chief information officer of American Airlines Group from December 2000 to December 2011. Mr. Ford has been a director of Akamai Technologies, Inc., a publicly held content delivery network and cloud service provider, since June 2013 and JetBlue Airways, a publicly held major American airline, since January 2021. Mr. Ford has also been a director of Centene Corporation, a publicly held managed care organization, since November 2022. Mr. Ford served as a director of Michaels Companies, Inc., owner and operator of arts and crafts specialty retail stores, from September 2015 to April 2021.

### ▲ REASONS FOR NOMINATION

We believe Mr. Ford's qualifications for nomination include his extensive experience as an executive in the information technology field, his knowledge related to companies going through a technological transformation, his deep leadership experience and his experience as a board member of large publicly held companies.

### ▲ EDUCATION

Mr. Ford holds a bachelor's degree in business administration from Northeastern University.



# ROBIN L. MATLOCK

**INDEPENDENT**

**AGE** 57

**DIRECTOR SINCE** 2019

**COMMITTEES** Compensation, Risk and Safety

**OTHER CURRENT PUBLIC COMPANY BOARDS** MSCI, Inc.

## ▲ BIOGRAPHY

Ms. Matlock served in a number of capacities during her career at VMware, Inc. ("VMware"), a publicly held software virtualization company, until her retirement in January 2021. Ms. Matlock served as a consultant from June 2020 to January 2021 and as senior vice president and chief marketing officer from June 2013 to June 2020. From July 2009 until June 2013, Ms. Matlock served as vice president, corporate marketing of VMware. Prior to these roles, Ms. Matlock served as executive vice president and general manager of Imperva, Inc. from December 2006 to October 2008. Ms. Matlock has served as a director on the board of MSCI, Inc., a publicly held investment research firm, since June 2022. Ms. Matlock has also served as a director of Cohesity, Inc., a privately held software development company, since January 2021, a director of People.ai, a privately held sales software company, since January 2021 and a director of Dremio Corporation, a privately held data lake transformation company, since March 2021.

## ▲ REASONS FOR NOMINATION

We believe Ms. Matlock's qualifications for nomination include extensive experience and executive leadership in global marketing, technology and digital solutions.

## ▲ EDUCATION

Ms. Matlock holds bachelor's degrees in economics and music from Rice University.



# WILLIAM L. MEANEY

**AGE** 62

**DIRECTOR SINCE** 2013

**COMMITTEES** None

**OTHER CURRENT PUBLIC COMPANY BOARDS** State Street Corporation

## ▲ BIOGRAPHY

Mr. Meaney assumed the role of our chief executive officer ("CEO") and, simultaneously, became a member of the Board, in January 2013. Mr. Meaney served as chief executive officer of The Zuellig Group, a private business to business conglomerate, from August 2004 until March 2012. Prior to that position, Mr. Meaney served as Managing Director and Chief Commercial Officer for Swiss International Air Lines, Ltd., a company providing passenger and cargo transportation services in Europe and internationally, from December 2002 to January 2004. Mr. Meaney currently serves on the board of directors of State Street Corporation, a publicly held company that provides financial services to institutional investors. Mr. Meaney served on the board of directors of Qantas Airways Limited, an Australian publicly held company offering passenger and air freight transportation services, from February 2012 to June 2018. Mr. Meaney served on the New York Advisory Board of FM Global, a privately held mutual insurance company, until December 2019. Mr. Meaney served on the board of trustees of Carnegie Mellon University until June 2017 and on the board of trustees of Rensselaer Polytechnic Institute until April 2018.

## ▲ REASONS FOR NOMINATION

We believe Mr. Meaney's qualifications for nomination include his understanding of our businesses, operations and strategies as our current CEO, his extensive experience with global operations and capital allocation and his experience leading a primarily business to business company.

## ▲ EDUCATION

Mr. Meaney holds a bachelor's degree in mechanical engineering from Rensselaer Polytechnic Institute and a master's degree in industrial administration from Carnegie Mellon University.



# WENDY J. MURDOCK

**INDEPENDENT**

**AGE**   70

**DIRECTOR SINCE**   2016

**COMMITTEES**   Compensation (chair), Finance

**OTHER CURRENT PUBLIC COMPANY BOARDS**   AvidXchange Holdings, Inc.

## ▲ BIOGRAPHY

Ms. Murdock held a variety of positions with MasterCard Worldwide, including serving as a member of the MasterCard Worldwide Operating Committee, chief payment system integrity officer and chief product officer from 2005 until her retirement in 2013. Since 2013, Ms. Murdock has served on the board of directors of USAA Federal Savings Bank. Ms. Murdock has served on the board of directors of USAA Savings Bank, a subsidiary of USAA Federal Savings Bank, since April 2016. Since March 2016, Ms. Murdock has served on the board of directors of La Caisse de dépôt et placement du Québec, an institutional investor that manages pension plans and insurance programs in Quebec. Since October 2021, Ms. Murdock has served on the board of AvidXchange Holdings, Inc., a publicly held account payable automation software and payment solutions company. From December 2013 to May 2016, Ms. Murdock served as a non-executive director of Recall Holdings Limited, a publicly held information management company we acquired in 2016.

## ▲ REASONS FOR NOMINATION

We believe Ms. Murdock's qualifications for nomination include her deep industry knowledge and experience gained as a non-executive director of Recall Holdings Limited, her significant leadership experience as a global executive and her expertise in the areas of international business and finance.

## ▲ EDUCATION

Ms. Murdock holds a bachelor's degree from McGill University and a master's degree in business administration from the University of Western Ontario.



# WALTER C. RAKOWICH

**INDEPENDENT**

**AGE**   65

**DIRECTOR SINCE**   2013

**COMMITTEES**   Audit (chair), Finance, Nominating and Governance

**OTHER CURRENT PUBLIC COMPANY BOARDS**   Host Hotels & Resorts, Inc.
Ventas, Inc.

## ▲ BIOGRAPHY

Mr. Rakowich served as chief executive officer of Prologis Inc. ("Prologis"), a publicly held logistics real estate investment trust ("REIT"), from November 2008 through June 2011, when Prologis merged with AMB Property Corporation (with the merged company being named Prologis), after which he assumed the role of co-chief executive officer and served as a member of the Prologis board of directors until he retired in December 2012. Mr. Rakowich held a number of senior management positions while at Prologis before becoming chief executive officer, including managing director and chief financial officer from December 1998 to January 2005 and president and chief operating officer from January 2005 to November 2008. Mr. Rakowich served on the Prologis board of trustees from January 2005 through June 2011. Mr. Rakowich is a member of the board of directors of Host Hotels & Resorts, Inc. and Ventas, Inc., each of which is a publicly held REIT.

## ▲ REASONS FOR NOMINATION

We believe Mr. Rakowich's qualifications for nomination include valuable industry knowledge and management expertise that Mr. Rakowich has developed as chief executive officer of an industrial REIT, his corporate finance and accounting expertise and his experience as a member of the board of directors of other publicly held REITs.

## ▲ EDUCATION

Mr. Rakowich holds a bachelor's degree in accounting from Pennsylvania State University and a master's degree in business administration from Harvard Business School.



## DOYLE R. SIMONS

**INDEPENDENT**

**AGE** 59

**DIRECTOR SINCE** 2020

**COMMITTEES** Compensation, Finance (chair)

**OTHER CURRENT PUBLIC COMPANY BOARDS** Fiserv, Inc.

### ▲ BIOGRAPHY

Mr. Simons served as president and chief executive officer of Weyerhaeuser Co. ("Weyerhaeuser"), a publicly held timber REIT, from August 2013 until his retirement in December 2018. Prior to this role, Mr. Simons served as chairman and chief executive officer of Temple-Inland, a publicly held corrugated packaging and building products company, from December 2007 to February 2012. Mr. Simons has served on the board of directors of Fiserv, Inc., a publicly held global provider of financial services technology, since 2007. Mr. Simon served on the board of Weyerhaeuser from June 2012 to December 2018 and on the board of Temple-Inland from January 2008 to February 2012.

### ▲ REASONS FOR NOMINATION

We believe Mr. Simons qualifications for nomination include valuable industry knowledge and management expertise that Mr. Simons developed as an executive of a publicly held REIT, as well as his strong skills in corporate finance and strategic planning.

### ▲ EDUCATION

Mr. Simons holds a bachelor's degree in business administration from Baylor University and a juris doctor from the University of Texas.

# SELECTION OF DIRECTOR NOMINEES

The Nominating and Governance Committee is responsible for identifying and recommending to the Board qualified candidates for nomination by the Board at each annual meeting of stockholders, consistent with the criteria set forth in our Board-approved corporate governance guidelines (our "Corporate Governance Guidelines"). The Board is responsible for nominating qualified candidates for election at each annual meeting of stockholders and for filling vacancies on the Board that may occur between annual meetings of the stockholders.

The Nominating and Governance Committee considers several factors when evaluating candidates to be nominated to the Board, including integrity, experience, achievements, judgment, intelligence, personal character, ability to make independent analytical inquiries, willingness to devote adequate time to Board duties and likelihood that each candidate will be able to serve on the Board for a sustained period. In connection with the selection of nominees for director, the Board's policy is to give due consideration to the Board's overall balance of diversity of perspectives, backgrounds and experiences. To implement and review the effectiveness of our diversity policy, the Nominating and Governance Committee reviews the appropriate skills and characteristics of members of the Board in the context of the then current composition of the Board.

The Board will not nominate any candidate who has not agreed to tender, promptly following the annual meeting at which such candidate is elected, an irrevocable resignation that will be effective upon (1) the failure to receive the required number of votes at the next annual meeting of stockholders at which such candidate faces re-election, and (2) the acceptance of such resignation by the Board.

The Nominating and Governance Committee considers director nominees who are properly recommended by stockholders for election to the Board at a meeting of stockholders at which directors are to be elected. To be proper, a director nominee recommendation must comply with applicable law, the Company's Bylaws and the Company's Corporate Governance Guidelines. The Nominating and Governance Committee will consider, and evaluate in the same manner, any suggestions offered by directors or stockholders with respect to potential director nominees. However, the Nominating and Governance Committee and the Board are not required to enlarge the size of the Board in order to nominate an otherwise fully qualified candidate proposed by a stockholder. A stockholder wishing to nominate a director directly must comply with the procedures described in the Company's Bylaws and this Proxy Statement.

# STOCKHOLDER PROPOSALS

A stockholder that wants to include a proposal in the Company's proxy materials for consideration at the 2024 Annual Meeting of Stockholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), must submit the proposal to the Company (i) by December 1, 2023 and (ii) in accordance with certain eligibility standards and regulations established by the SEC and our Bylaws. A stockholder who intends to present a proposal at the 2024 Annual Meeting of Stockholders without inclusion of such proposal in the proxy materials must provide notice in accordance with Section 2.4 or Section 3.2 of our Bylaws, which require that notice of the proposal be received at our principal executive office no earlier than January 10, 2024 and no later than February 9, 2024. However, if the date of our 2024 Annual Meeting of Stockholders occurs more than 30 days before or 30 days after May 9, 2024, the anniversary of the 2023 Annual Meeting of Stockholders, a stockholder notice will be timely if it is received at our principal executive office by the later of (1) the 120th day prior to such annual meeting or (2) the close of business on the tenth day following the day on which public disclosure of the date of the meeting was made. To be in proper form, a stockholder's notice must include the specified information concerning the stockholder and the business proposal or nominee, as described in Sections 2.4, 3.2 and 3.3 of our Bylaws and must be mailed to the Company's principal executive office, at the address stated herein, and should be directed to the attention of the Secretary of the Company.

# NOMINATIONS OF INDIVIDUALS FOR ELECTION AS DIRECTORS USING PROXY ACCESS

A stockholder, or group of up to 20 stockholders, that has owned continuously for at least three years shares of our stock representing an aggregate of at least 3% of the total voting power of our outstanding shares entitled to vote in the election of directors, may nominate and include in our proxy materials director nominees constituting up to the greater of two or 20% of our Board (the "Proxy Access Director Nominees"), provided that the stockholder(s) and nominee(s) satisfy the requirements in our Bylaws. Notice of the Proxy Access Director Nominees must be received at our principal executive office no earlier than 150 calendar days, and no later than 120 calendar days, prior to the first anniversary of the date of the Company's proxy statement released to stockholders in connection with the previous year's annual meeting of stockholders.

# STOCKHOLDER SOLICITATION OF PROXIES IN SUPPORT OF DIRECTOR NOMINEES OTHER THAN COMPANY NOMINEES

In addition to satisfying the applicable provisions of our Bylaws, including the deadline for written notices, and the requirements of Rule 14a-19 under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 no later than March 10, 2024. If the date of the 2024 Annual Meeting changes by more than 30 calendar days from the date of the Annual Meeting, such notice must instead be provided by the later of 60 calendar days prior to the date of the 2024 Annual Meeting or the 10th calendar day following public announcement by the Company of the date of the 2024 Annual Meeting.

# BOARD AND COMMITTEE EVALUATIONS

The Nominating and Governance Committee annually establishes and oversees the Board and committee evaluation process. Generally, the Board and each committee conduct self-evaluations by means of written questionnaires completed anonymously by each director and committee member. The responses are summarized and provided to the Board and each committee at their subsequent meetings for discussion and review. Historically, the Nominating and Governance Committee has from time to time engaged an independent third-party firm to conduct a comprehensive independent evaluation of the Board, the committees and individual directors, and we plan to continue this practice in the future.

# BOARD STRUCTURE

## BOARD LEADERSHIP STRUCTURE

The Board believes that Iron Mountain stockholders are best served by the Board having flexibility to consider and determine the best leadership structure for the Company, including whether the roles of Chair of the Board ("Chair") and CEO should be combined or separated, based on current relevant facts and circumstances rather than by adhering to a formal standing policy on the subject.

The Board has determined that the current position of Chair should be held by an independent non-employee of the Company. The Board believes this structure fosters effective governance and oversight of the Company, and allows the CEO to focus on strategic planning and execution of our day-to-day performance while the Chair leads the Board in its fundamental role of providing advice and oversight to management. Among other things, the Chair's duties include:

- Collaborating with the CEO to develop and approve Board meeting agendas and meeting schedules;
- Ensuring that topics deemed important by independent directors, such as views on our management, risk matters, strategy and execution, are included in Board discussions;
- Serving as an advisor to the CEO;
- Presiding over meetings of the Board, including all executive sessions of non-management directors;
- Advising the CEO on the content of information sent to the Board;
- Acting as a liaison between management and non-management directors; and
- Being reasonably available for direct communication with our major stockholders.

The Board believes this governance structure promotes balance between the authority of those who oversee our business and those who manage it on a day-to-day basis. A non-management executive session is offered before the conclusion of each Board and committee meeting, which further facilitates the independence of our Board. The current Chair has established strong working relationships with her fellow Board members and has garnered their confidence and respect.

There may however be unique circumstances, such as a change in executive or Board composition or a significant strategic development, under which the Board may determine that stockholders are best served by combining the roles of Chair and CEO and appointing a strong lead independent director with robust duties and responsibilities. In the event that the roles of Chair and CEO are combined, we anticipate that the Board would appoint a strong lead independent director with a well-defined role similar to the responsibilities undertaken by our current Chair. We anticipate that we would disclose any such change in our Board leadership structure to the stockholder community.

## INDEPENDENCE

Our Board is composed of a majority of directors who qualify as independent directors pursuant to the corporate governance standards for companies listed on the New York Stock Exchange ("NYSE"). The Board evaluates independence pursuant to NYSE standards each year by affirmatively determining whether each director has a direct or indirect material relationship with the Company (including its subsidiaries) or members of the Company's management that may interfere with such director's ability to exercise independence from the Company. When assessing the materiality of a director's relationship with the Company, the Board considers all relevant facts and circumstances, not merely from the director's standpoint but from that of the persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. None of our independent directors has any relationship with the Company or its management other than service as a director and on committees of the Board, and the Board has concluded that none of the Company's directors possess the objective relationships set forth in the NYSE listing standards that prevent independence.

When evaluating the independence of director nominees, the Board weighs numerous factors, including the effect of multiple years of service on the ability of our director nominees to maintain independence. The Board has determined that all of our non-management directors who served in 2022 and who are nominated as directors qualify as independent under NYSE rules. One of our directors, Mr. Meaney, is a management employee involved in our day-to-day activities and is not considered to be an independent director.

## BOARD MEETING ATTENDANCE

During the fiscal year ended December 31, 2022, the Board held seven meetings. In 2022, each incumbent director attended at least 75% of the aggregate number of meetings of the Board and the committees on which such director served that were held while such incumbent director served on the Board or the respective committees. Nine (9) directors standing for re-election in 2023 attended our virtual 2022 Annual Meeting of Stockholders. Our policy with respect to directors' attendance at our annual meetings of stockholders can be found in our Corporate Governance Guidelines, the full text of which appears under the heading "Investors/Corporate Governance/Governance Documents" on our website at www.ironmountain.com.

# BOARD COMMITTEES

The Board has the following standing committees: Audit Committee, Compensation Committee, Nominating and Governance Committee, Finance Committee and Risk and Safety Committee. The Technology Committee, which was formed in October 2020, was dissolved in May 2022, and its responsibilities were returned to the Board. The Board and management have assigned specific areas of risk oversight to each standing committee. The Board has adopted a charter for each of its standing committees, and each such charter is available on our website at www.ironmountain.com under the heading "Investors/Corporate Governance/Governance Documents." During the fiscal year ended December 31, 2022, the Audit Committee held four meetings, the Compensation Committee held five meetings, the Nominating and Governance Committee held three meetings, the Finance Committee held four meetings and the Risk and Safety Committee held three meetings. In 2022, each incumbent director who served on a Board committee attended at least 75% of that committee's meetings held during the period such incumbent director served on that committee.

The Nominating and Governance Committee typically makes changes to committee membership each year and each committee generally has a mix of directors who have previously served on the committee and directors who have not previously served on the committee. Committee membership as set forth below is as of March 30, 2023.

## AUDIT COMMITTEE                                                      4 Meetings in 2022

| CHAIR | MEMBERS | |
|---|---|---|
| Rakowich | Allerton | Each member of the Audit Committee is independent as defined by the rules of the SEC, the NYSE listing standards and the Audit Committee Charter. In addition, the Board has determined that each member of the Audit Committee is an audit committee financial expert as defined by the rules of the SEC and is financially literate as defined by the NYSE listing standards. |
| | Bailey | |
| | Dauten | |

### ▲ ROLES AND RESPONSIBILITIES

The Audit Committee:

1. assists the Board in oversight of the integrity of the Company's financial statements;

2. assists the Board in oversight of the Company's compliance with legal and regulatory requirements;

3. assists the Board in the oversight of the Company's compliance with requirements with respect to maintaining the Company's qualification for taxation as a REIT;

4. assists the Board in oversight of the independent registered public accounting firm's qualifications and independence;

5. assists the Board in oversight of the performance of the Company's internal audit function and independent auditors;

6. prepares an Audit Committee report as required by the SEC to be included in the annual proxy statement;

7. reviews and discusses quarterly earnings releases and materials;

8. monitors and assesses policies and practices with respect to risk assessment and risk management;

9. reviews and evaluates the lead audit partner of the independent registered accounting firm;

10. performs such other duties as the Board may assign to the Audit Committee from time to time, such as approving transactions subject to our Related Person Transaction Policies and Procedures described on pages 24 through 25 of this Proxy Statement;

11. furnishes periodic reports to the Board concerning the Audit Committee's work; and

12. takes other actions to meet its responsibilities as set forth in its written charter.

The Audit Committee is also responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential and anonymous submission by employees of the Company of any concerns regarding accounting or auditing matters they think may be questionable. Information about these procedures can be found in our Code of Ethics, which is available on our website, www.ironmountain.com, under the heading "Investors/Corporate Governance/Governance Documents."

## COMPENSATION COMMITTEE

5 Meetings in 2022

**CHAIR**
Murdock

**MEMBERS**
Arway
Ford
Matlock
Simons

Each member of the Compensation Committee qualifies as independent under the applicable NYSE listing standards, SEC rules and the Board's independent assessment.

### ▲ ROLES AND RESPONSIBILITIES

The Compensation Committee:

1. reviews, approves and recommends to the independent members of the Board the annual compensation, including base salary, equity-based incentives and the payment of short-term incentive compensation, for the CEO;

2. approves all long-term equity incentives to our employees, including the executive officers, under the 2014 Stock and Cash Incentive Plan, as amended (the "2014 Plan");

3. reviews and approves the annual compensation, including base salary, equity-based incentives and the payment of short-term incentive compensation, for the Company's executive vice presidents and senior vice presidents who report to the chief executive officer, based on recommendations from the CEO and reports to the Board on such decisions, while annually reviewing the Company's diversity, equity and inclusion ("DEI") practices;

4. reviews the Company's cash and stock-based incentive compensation plans to assess their effectiveness in meeting the Company's goals and objectives and exercises all of the authority of the Board with respect to the administration of such plans;

5. annually reviews and discusses with management a draft of the Company's Compensation Discussion and Analysis to be included in the Company's annual proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K;

6. annually prepares and publishes an annual report of the Compensation Committee for inclusion in the Company's annual proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K;

7. reviews and discusses at least on an annual basis the risks arising from the Company's compensation policies for its employees;

8. reviews and discusses pay ratio disclosure for inclusion in the Company's annual proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K;

9. annually review executive talent in coordination with the Board's review;

10. furnishes periodic reports to the Board concerning the Compensation Committee's work; and

11. takes other actions to meet its responsibilities as set forth in its written charter.

The Board has delegated final authority for compensation decisions for the executive officers, other than our CEO, to the Compensation Committee. The Compensation Committee has the authority, as it deems appropriate, to delegate any of its responsibilities to a sub-committee and has delegated the authority to the CEO to approve within an approved budget long-term equity incentive grants below maximum thresholds to employees who are not executive officers or senior vice presidents.

For a discussion concerning the process and procedures for determining executive compensation and the role of executive officers and compensation consultants in determining or recommending the amount or form of compensation, see the "Compensation Discussion and Analysis" section in this Proxy Statement.

## NOMINATING AND GOVERNANCE COMMITTEE                     3 Meetings in 2022

| CHAIR | MEMBERS | |
|---|---|---|
| Bailey | Arway<br>Dauten<br>Rakowich<br>Verrecchia | Each member of the Nominating and Governance Committee qualifies as independent under the applicable NYSE listing standards, SEC rules and the Board's independent assessment. |

### ▲ ROLES AND RESPONSIBILITIES

The Nominating and Governance Committee:

1. annually reviews the composition of the Board and considers whether to recommend committee membership changes to the Board;

2. identifies and recommends candidates for nomination to the Board;

3. recommends to the Board structures and statements of the duties and responsibilities of each committee of the Board;

4. develops and recommends to the Board and implements corporate governance guidelines applicable to the Company;

5. develops and monitors an annual process to assess the effectiveness of the Board and implements and oversees an annual review of the performance of the Board (including evaluations of individual Board members) and each of the Board's standing committees;

6. develops and proposes, for approval by the Board, compensation policies for the Company's non-employee directors;

7. annually reviews contributions to candidates made by the Iron Mountain Incorporated Political Action Committee ("IMPAC") and determines the composition of the IMPAC board;

8. annually reviews the Company's Political Contributions Policy and the Company's compliance with that policy;

9. furnishes periodic reports to the Board concerning the Nominating and Governance Committee's work; and

10. takes other actions to meet its responsibilities as set forth in its written charter.

## FINANCE COMMITTEE

4 Meetings in 2022

| CHAIR | MEMBERS | |
|---|---|---|
| Simons | Dauten<br>Murdock<br>Rakowich | Although the NYSE listing standards do not require a standing finance committee or that any such committee be comprised exclusively of independent members, all members of the Finance Committee qualify as independent under the applicable NYSE listing standards, SEC rules and the Board's independent assessment. |

### ▲ ROLES AND RESPONSIBILITIES

The Finance Committee:

1. reviews and provides recommendations with respect to the Company's capital structure, leverage and financial strategies;

2. reviews the Company's material capital allocation decisions, strategic investments and dispositions and other opportunities for maximizing stockholder value and periodically reviews and evaluates the performance of and returns on investments and dispositions approved by the Board;

3. considers, reviews and provides recommendations to the Board with respect to the Company's dividend and share repurchase policies and programs and other strategies to return capital to stockholders;

4. reviews and approves the Company's derivatives and hedging policies and strategies;

5. reviews the Company's investment policies and practices;

6. reviews the Company's credit ratings and strategy;

7. periodically reviews the Company's investor relations strategy;

8. furnishes periodic reports to the Board concerning the Finance Committee's work; and

9. performs such other duties as the Board may assign to the committee from time to time.

## RISK AND SAFETY COMMITTEE

3 Meetings in 2022

| CHAIR | MEMBERS | |
|---|---|---|
| Ford | Allerton<br>Bailey<br>Matlock | Although the NYSE listing standards do not require a standing risk and safety committee or that any such committee be comprised exclusively of independent members, all members of the Risk and Safety Committee qualify as independent under the applicable NYSE listing standards, SEC rules and the Board's independent assessment. |

### ▲ ROLES AND RESPONSIBILITIES

The Risk and Safety Committee:

1. based on reports provided by the Company's management, monitors (i) the adequacy of material fire, health, safety, security, business continuity, cyber security, chain of custody and information security and risk management strategies and systems for the reporting of accidents, incidents and risks, and (ii) material investigations and remedial actions, as appropriate;

2. reviews the Company's establishment and operation of its enterprise-wide risk management ("ERM") program which is designed to identify, assess, monitor and manage risk throughout the Company, and includes an annual management ERM report to the Board;

3. monitors the Company's insurance program;

4. furnishes periodic reports to the Board concerning the Risk and Safety Committee's work; and

5. examines any other matters referred to it by the Board.

# THE BOARD'S ROLE, RESPONSIBILITIES AND POLICIES
## THE BOARD'S ROLE IN RISK OVERSIGHT

We have a comprehensive ERM which is designed to identify, assess, monitor and manage risk throughout the Company, with the Board exercising oversight responsibility for risk both directly and through standing committees.

### OUR BOARD OF DIRECTORS

The Board reviews and discusses with management significant risks affecting the Company, including matters escalated by its committees within their respective areas of oversight. The Board also formally reviews the Company's overall risk position and risk management processes at least annually, which allows the Board and each of its committees to remain coordinated in overseeing enterprise risk. Further, our independent Chair ensures that important topics, including those relating to risk matters, are included as topics for discussion by the Board. Although management, including our CEO, and the Board and its committees work together on risk matters, the Board has the ultimate oversight authority. The Board also reviews the Company's ethics and compliance program annually. The Board reserves the right to and periodically does consult with outside advisors and experts from time to time to assist the Board in anticipating future threats and trends.

### OUR BOARD COMMITTEES

The Nominating and Governance Committee periodically reviews the allocation of risk oversight among the Board's committees. Each committee focuses on specific aspects of enterprise risk, emerging risk trends and ad-hoc risk issues in the areas of risk allocated to it. In coordination with the Board, the Nominating and Governance Committee also periodically reviews environmental, social and governance ("ESG") strategy and initiatives.

The Risk and Safety Committee reviews and monitors fire, health, safety, security, business continuity, cybersecurity, chain of custody and information security and risk management strategies, systems and policies and processes implemented, established and reported on by management. The Risk and Safety Committee also has the primary responsibility for assisting the Board with oversight of the Company's ERM program, which is designed to identify, assess, monitor and manage risk throughout the Company, and includes an annual management ERM report to the Board.

The Audit Committee oversees, among other things, (i) the integrity of the Company's financial statements and financial reporting process, (ii) the performance of the Company's internal audit function and independent auditors, and (iii) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters. The Audit Committee also assists the Board in overseeing the Company's compliance with legal and regulatory requirements.

The Compensation Committee oversees the executive compensation program throughout the year with the assistance of an independent compensation consultant and also reviews and discusses the risks arising from the Company's compensation policies and practices.

During each regularly scheduled Board meeting, each committee chair provides a summary to the Board of his or her committee's risk discussions since the most recent regularly scheduled Board meeting. The key responsibilities of each standing committee of the Board and the risk oversight of such committees are further detailed on pages 18 through 21.

### OUR MANAGEMENT TEAM

Our management team, with oversight from the Board, is responsible for the Company's risk management process and the day-to-day supervision and mitigation of enterprise risks. Our ERM program includes the receipt by our executive team of regular reports from our operations personnel. Our executive team has established an enterprise risk committee which includes each of our executive vice presidents and is chaired by our Chief Risk Officer. The enterprise risk committee oversees our risk and compliance activities, ensuring that management has appropriate policies, structures and systems in place for managing risks of the business. We also maintain an enterprise risk steering committee and regional risk committees which review risk trends and emerging risks to our business and report risk topics to our enterprise risk committee. Through their participation in our enterprise risk committee, our executive team reviews and prioritizes significant risks, allocates resources for mitigation and provides the Board with regular reports on areas of potential Company risk, including strategic, operational, information security, human resources, financial, legal, compliance, REIT and regulatory risks.

Each of the Board's standing committees has been assigned the oversight of certain identified risks, and the Board, or the committee of the Board assigned responsibility for a specific area of risk, receives updates from the Company executive accountable for understanding and mitigating each such identified risk. The Company's Chief Risk Officer, who reports to the Chief Operating Officer, is responsible for the day-to-day oversight of the risk management program. The Chief Risk Officer provides an ERM report at each meeting of the Risk and Safety Committee. The ERM report addresses short-term and long-term enterprise risks, risk trends and noteworthy incidents. The Company's Chief Compliance Officer, who reports to the General Counsel, is responsible for the development, review, and execution of the Company's compliance and business conduct program and, with the General Counsel, regularly reports to the Board and the Audit Committee. The Company also consults with outside advisors as necessary to identify and understand emerging risks.

## OUR INTERNAL AUDIT TEAM

The internal audit team, under the direct supervision of the Audit Committee, identifies and helps mitigate risk, and assesses and improves the Company's internal controls. The internal audit team accesses the Company's disclosure controls and procedures and reports any material weaknesses or significant deficiencies to the Audit Committee. At each meeting of the Audit Committee, the Vice President of Internal Audit and the Chief Compliance Officer meet with the Audit Committee in closed session.

# THE BOARD'S ROLE IN MANAGEMENT SUCCESSION

The Board oversees the recruitment, development, and retention of executive talent. Management succession is generally discussed throughout the year with the CEO at Board meetings and in executive sessions. Management succession discussions generally focus on the CEO and other senior executive roles and also include broader discussions about the Company's workforce. The Board has regular and direct exposure to senior leadership and high-potential employees through meetings held throughout each year.

# STOCKHOLDER COMMUNICATIONS WITH THE BOARD

The Board believes it is important to engage effectively with stockholders and maintains a written Stockholder Engagement and Communication Policy (the "Stockholder Engagement Policy"), which outlines the procedures for the Board's engagement and communication with the Company's stockholders. The Stockholder Engagement Policy is overseen by the Nominating and Governance Committee. Under the Stockholder Engagement Policy, any stockholder, security holder or other interested party who desires to communicate with the Board, any individual director, including the Chair, or the independent or non-management directors as a group, may do so by regular mail or email directed to the Secretary of the Company. Communications to the Board should be mailed to Corporate Secretary, Iron Mountain Incorporated, One Federal Street, Boston, Massachusetts 02110; the Secretary's email address is corporatesecretary@ironmountain.com. Upon receiving such mail or email, the Secretary will assess the appropriate director or directors to receive the message and will forward the mail or email to such director or directors without editing or altering it.

# CORPORATE GOVERNANCE GUIDELINES

The Board maintains our Corporate Governance Guidelines that describe our corporate governance practices and policies and provide a framework for our Board governance. The topics addressed in our Corporate Governance Guidelines include: composition and selection of the Board; director responsibilities; Board meetings; Board committees; director access to management and independent advisors; director compensation; executive compensation clawback; director orientation and continuing education; management evaluation and succession; the Board's annual performance evaluation and conflicts of interest. Our Corporate Governance Guidelines are available on our website, www.ironmountain.com, under the heading "Investors/Corporate Governance/Governance Documents."

# INSIDER TRADING POLICY

Our Insider Trading Policy, as adopted by our Board, provides our directors and employees with guidelines for when transacting the Company's securities is appropriate. The Insider Trading Policy prohibits directors and employees from engaging in short sales, options trading, shot-term trading, standing or limit orders, and hedging. In addition, directors and executives with a title of senior vice president or above are prohibited from placing the Company's securities in margin accounts or otherwise pledging shares of Common Stock. Also, directors and certain employees are required to receive approval from our general counsel's office before transacting the Company's securities or establishing contracts, instructions, or plans intended to satisfy the conditions of Rule 10b5-1(c) under the Exchange Act. As of March 30, 2023, all executive officers and directors are in compliance with our Insider Trading Policy.

# EXECUTIVE COMPENSATION CLAWBACK POLICY

Our Board has adopted Corporate Governance Guidelines, including an executive compensation clawback policy. The Company's clawback policy permits recoupment of performance-based or incentive compensation if an executive officer has engaged in fraudulent or other intentional misconduct and the misconduct resulted in a material inaccuracy in the Company's financial statements or performance metrics that affect such executive officer's compensation. The Board may seek recoupment of the portion of the executive's performance-based or incentive compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on the accurate financial statements or performance metrics.

# CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Board has adopted a Related Person Transaction Policies and Procedures (the "Related Persons Policy"), which provides that all transactions with related persons are subject to approval or ratification by our Audit Committee. With certain exceptions, the Related Persons Policy provides that the Audit Committee shall review the material facts of all transactions with related persons and either approve or disapprove of the transaction. Under the Related Persons Policy, covered transactions include all transactions involving (i) the Company, (ii) amounts in excess of $120,000 and (iii) a Related Person (a term that includes executive officers, directors, nominees for election as directors, beneficial owners of 5% or more of the Company's outstanding Common Stock and immediate family members of the foregoing). The Audit Committee will determine, among other considerations, (i) whether the terms of a covered transaction are fair to the Company and no less favorable to the Company than would be generally available absent the relationship with the counterparty, (ii) whether there are business reasons for the transaction, (iii) whether the transaction impairs the independence of an outside director, (iv) whether the transaction would represent an improper conflict of interest and (v) whether the transaction is material. If the Company becomes aware of a transaction with a Related Person that has not been approved by the Audit Committee prior to its consummation, the Audit Committee shall review such transaction and evaluate all possible options, including ratification, revision or termination of such transaction and shall take such action as it deems appropriate under the circumstances. The Related Persons Policy is intended to supplement, and not supersede, our other policies and procedures with respect to transactions with Related Persons. During the year ended December 31, 2022, there were no new transactions with related persons that required the review of our Audit Committee.

# THE COMPANY'S POLICY AND BOARD OVERSIGHT OF POLITICAL EXPENDITURES

Our Global Political Contribution Policy, adopted by our Nominating and Governance Committee, together with our Code of Ethics and Business Conduct, guide our approach to ethical business behavior and corporate political contributions. Our Global Political Contribution Policy provides that Iron Mountain does not make political contributions in any form or amount from corporate funds or resources, even when permitted by applicable law. Iron Mountain does not use corporate funds in support of or opposition to political candidates, political parties, political committees and other political entities organized and operating for political candidates or for "electioneering" communications.

The Company administers IMPAC, which is a non-partisan political action committee supporting congressional candidates at the federal level only. IMPAC is governed by a set of bylaws and supervised by a board of directors composed of senior managers from different areas of the Company. IMPAC allows eligible employees to pool their resources to support candidates who understand the issues important to the Company's business and its employees. Participation in IMPAC is strictly voluntary. Except for administrative expenses, IMPAC is funded solely by the Company's employees and directors and is not supported by funds from the Company. IMPAC complies with federal election laws and all other applicable laws and reports regularly to the Federal Election Commission.

The Company is a member of a number of trade associations that participate in public relations activities such as education and conferences, but not for the purpose of making political contributions. Our Code of Ethics and Business Conduct and our Global Political Contribution Policy are available on our website under the heading "Investors/Corporate Governance/Governance Documents."

Our Nominating and Governance Committee annually reviews contributions by the IMPAC, determines the IMPAC board members and reviews the Company's Political Contribution Policy and the Company's compliance therewith.

# DIRECTOR STOCK OWNERSHIP GUIDELINES

We maintain director stock ownership guidelines that require non-employee directors to achieve and maintain ownership of our Common Stock at or above a prescribed level. Our directors who are also employees of the Company are subject to the Company's executive stock ownership guidelines described on page 49 of this Proxy Statement. We established these guidelines to help align long-term interests of directors with stockholders. The guidelines require each director to own and retain Common Stock, exclusive of unexercised stock options and performance shares or performance units ("PUs"), having a value equal to six times the director's annual cash retainer earned for serving on the Board.

As of March 30, 2023, all of the Company's non-employee directors are in compliance with the director stock ownership guidelines.

Each director subject to the Company's stock ownership guidelines is required to retain an amount equal to 50% of the net shares received as a result of the settlement or vesting of restricted stock, restricted stock units ("RSUs"), PUs or the exercise of stock options until such director meets the minimum ownership threshold. "Net shares" are those shares that remain after shares are sold or netted to pay any applicable taxes or purchase price. Because directors must retain a percentage of shares resulting from the vesting of RSUs until they achieve the minimum share ownership threshold, there is no minimum time period required to comply initially with the guidelines.

# DIRECTOR COMPENSATION
## 2022 DIRECTOR COMPENSATION PLAN AND DIRECTOR DEFERRED COMPENSATION PLAN

Directors who are employees of the Company do not receive additional compensation for serving on the Board. Pursuant to the 2022 Company's Compensation Plan for Non-Employee Directors, non-employee directors received an annual retainer of $80,000 in 2022, and committee members and committee chairs received annual retainer fees as set forth below:

| | AUDIT COMMITTEE | COMPENSATION COMMITTEE | NOMINATING AND GOVERNANCE COMMITTEE | FINANCE COMMITTEE | RISK AND SAFETY COMMITTEE | TECHNOLOGY COMMITTEE[1] |
|---|---|---|---|---|---|---|
| **Annual Committee Member Retainer** | $ 15,000 | $ 15,000 | $ 15,000 | $ 15,000 | $ 15,000 | $ 15,000 |
| **Annual Committee Chair Retainer** | $ 20,000 | $ 20,000 | $ 20,000 | $ 20,000 | $ 20,000 | $ 20,000 |

[1] The Technology Committee was dissolved in May 2022 and its responsibilities were returned to the Board.

Any non-employee director who served on the Board or a committee for less than the entire year received a pro rated retainer based on the dates such non-employee director served on the Board or the applicable committee. In addition, our Chair receives a retainer of $150,000.

Non-employee directors received annual grants of RSUs for the number of shares of our Common Stock equal to $170,000 divided by the Fair Market Value (as defined in the 2014 Plan) on May 10, 2022, the date of our 2022 Annual Meeting of Stockholders. The RSUs vested immediately on the date of grant.

The Director Deferred Compensation Plan (the "DDCP") allows non-employee directors to defer the receipt of between 5% and 100% of their cash retainers, in which case participating non-employee directors receive shares of phantom stock in an amount equal to the amount of the cash retainer deferred divided by the fair market value of one share of Common Stock as of the crediting date. Non-employee directors may also defer some or all of their annual RSU grant under the DDCP and receive a number of shares of phantom stock equal to the amount of the annual RSU grant. Dividends, if any, accrued on such phantom stock are deemed to be similarly deferred and credited to the participating non-employee director's account. The shares of phantom stock are payable in shares of Common Stock on various dates selected by each participating non-employee director or as otherwise provided in the DDCP. Deferral elections and elections relating to the timing and form of payments are made prior to the period in which the retainers, fees and awards are earned. The Company does not contribute any matching, profit sharing or other funds to the DDCP for any participating director. Amounts under the DDCP are treated as invested in shares of our Common Stock. The DDCP is administered by the Chair of the Compensation Committee and the executive vice president primarily responsible for oversight and administration of our compensation programs.

# 2022 DIRECTOR COMPENSATION

The following table provides certain information concerning compensation earned by non-employee directors during the year ended December 31, 2022.

| NAME | FEES EARNED OR PAID IN CASH ($)[1] | STOCK AWARDS ($)[2] | ALL OTHER COMPENSATION ($) | TOTAL ($) |
|---|---|---|---|---|
| Jennifer Allerton | $ 117,500 | $ 169,950 | $ – | $ 287,450 |
| Pamela M. Arway | $ 142,253 | $ 169,950 | $ – | $ 312,203 |
| Clarke H. Bailey | $ 137,880 | $ 169,950 | $ 185,148[3] | $ 492,978 |
| Kent P. Dauten | $ 135,000 | $ 169,950 | $ – | $ 304,950 |
| Monte Ford | $ 127,500 | $ 169,950 | $ – | $ 297,450 |
| Robin L. Matlock | $ 117,500 | $ 169,950 | $ 8,581[3] | $ 296,031 |
| Wendy J. Murdock | $ 123,750 | $ 169,950 | $ – | $ 293,700 |
| Walter C. Rakowich | $ 145,000 | $ 169,950 | $ – | $ 314,950 |
| Doyle R. Simons | $ 120,000 | $ 169,950 | $ 62,458[3] | $ 352,408 |
| Alfred J. Verrecchia | $ 265,000 | $ 169,950 | $ 171,183[3] | $ 606,133 |

[1] Mr. Simons elected to defer 100% of his cash retainer fees to the DDCP.

[2] The amounts reported in the "Stock Awards" column reflect the aggregate grant date fair value of RSUs granted in 2022 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 ("FASB ASC Topic 718"). Assumptions used in the calculation of these amounts are included in Note 2 to the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022. Each non-employee director was granted 3,300 RSUs on May 10, 2022. Messrs. Bailey, Simons and Verrecchia elected to defer 100% of their RSUs granted in 2022 pursuant to the DDCP.

[3] The amounts reported in the "All Other Compensation" column for Messrs. Bailey, Simons and Verrecchia and Ms. Matlock consist of dividend equivalents paid on phantom stock pursuant to the DDCP.

# MODIFICATIONS TO DIRECTOR COMPENSATION FOR 2023

The Compensation Committee annually reviews, with assistance from our independent compensation consultants, the compensation of our non-employee directors in comparison to companies with similar revenues and business and makes adjustments it believes are appropriate. Based on this review, the Compensation Committee did not recommend any change to the compensation of our non-employee directors for 2023.

# OTHER CORPORATE GOVERNANCE MATTERS

## CODE OF ETHICS

Our Code of Ethics and Business Conduct applies to each of the Company's employees, including officers and directors. Our Code of Ethics and Business Conduct is posted on our website, www.ironmountain.com, under the heading "Investors/Corporate Governance/ Governance Documents." A printed copy of our Code of Ethics and Business Conduct is also available free of charge to any stockholder who requests a copy. We intend to disclose any amendment to, or waiver from, a provision of our Code of Ethics and Business Conduct applicable to our CEO, chief financial officer or principal accounting officer or controller by posting such information on our website. Any waivers applicable to any other executive officers will also be promptly disclosed to stockholders on our website.

## SUSTAINABILITY

### OUR APPROACH

Iron Mountain is committed to living by our values and putting them into action every day and in everything we do – from safeguarding our customers' information to empowering employees, serving our communities, and protecting the environment. Our ESG principles are integrated across the business and we strive to be our customers' most trusted partner for protecting and unlocking the value of what matters most to them in innovative and socially responsible ways.

We conduct periodic materiality assessments, which serve to prioritize ESG topics through engagement with internal and external stakeholders. This process helps to manage ESG risks and identify the topics that are most relevant to the success of our company. While our priority issues evolve, we remain focused on three core areas that will not only protect and elevate the power of our customers' work, but enable a lasting, positive impact on people, planet and performance.

We are committed to transparent reporting on our ESG initiatives and other sustainability efforts, and we publish an annual report in accordance with the guidelines set out by the Task Force for Climate Related Financial Disclosures and the Global Reporting Initiative Standards. A copy of our corporate responsibility report is available on the "About Us" section of our website, www.ironmountain.com, under the heading "Sustainability".

### OUR PLANET

We are committed to reducing our impact on the environment while driving value to our customers, investors and the communities in which we operate.

▲ We are committed to reducing our greenhouse gas ("GHG") emissions per the recommendations of leading climate institutions, such as the Science Based Targets Initiative, and are signatories of the Climate Pledge to reach net zero emissions by 2040. Additionally, we remain committed to sourcing all of our global electricity use from renewable energy resources in accordance with the standards adopted by the RE100 by 2040.

▲ We formalized several products and services to help customers achieve their environmental goals. Customers can meet their GHG goals with Green Power Pass Data Centers, repurpose electronic waste with Secure IT Asset Remarketing and Recycling services and reduce plastic waste with Secure Plastic Disposition services.

### OUR PEOPLE

Attracting, developing, and empowering individuals with a wide range of experiences, capabilities, and points of view are key components of our success.

▲ Our global Inclusion and Diversity strategy ensures we have the best talent to deliver our business objectives, enable an innovative, high-performance culture and deliver superior performance to our customers and stockholders.

▲ This commitment starts with our Board of Directors; 40% of our director nominees are women and 10% are from historically underrepresented groups.

### OUR COMMUNITIES

We engage with our local communities and support charitable causes.

▲ We offer philanthropic support to our global community through our Living Legacy Initiative, which is our commitment to help preserve and make accessible cultural and historical information and artifacts.

▲ We encourage our employees to volunteer and offer paid time off to partake in community and civic service through our Moving Mountains program.

# EXECUTIVE COMPENSATION

## APPROVAL, BY A NON-BINDING ADVISORY VOTE, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

✓ The Board recommends that you vote **FOR** the approval of the non-binding, advisory resolution approving the compensation of our Named Executive Officers.

In accordance with the requirements of Section 14A of the Exchange Act and related rules of the SEC, we are including this separate proposal for stockholders to approve, on a non-binding, advisory basis, the compensation of our named executive officers listed in the Summary Compensation Table appearing on page 52 of this Proxy Statement (collectively, our "Named Executive Officers" or our "NEOs").

Our executive compensation is designed to reward performance that contributes to the long-term success of the Company and our stockholders and to attract, motivate, and retain the senior management talent required to achieve our corporate objectives and increase stockholder value. At the core of our executive compensation programs is our "pay for performance" philosophy that links competitive levels of executive compensation to achievements of our overall strategy and business goals, including predetermined objectives. We believe our compensation program is strongly aligned with the interests of our stockholders and sound corporate governance principles. We urge you to read the "Compensation Discussion and Analysis" section of this Proxy Statement and the compensation tables and the other narrative compensation disclosures contained in this Proxy Statement for additional details on our executive compensation, including our compensation philosophy and objectives and the compensation of our NEOs.

The vote on this proposal is not intended to address any specific element of compensation; rather, the vote relates to the overall compensation of our NEOs, as described in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. To the extent there is any significant vote against the compensation paid to the NEOs as disclosed in this Proxy Statement, the Compensation Committee will evaluate whether any actions are necessary to address the concerns of stockholders.

We believe the compensation paid to our NEOs for fiscal 2022 appropriately reflects and rewards our executive officers' contributions to the performance of Iron Mountain and is aligned with the long-term interests of our stockholders. In deciding how to vote on this proposal, stockholders are encouraged to read the "Compensation Discussion and Analysis" and "Executive Compensation" sections of this Proxy Statement.

Based on the above, we request that you indicate your support for our executive compensation philosophy and practices by voting to approve, on a non-binding, advisory basis, the following resolution:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion in the Proxy Statement for the 2023 Annual Meeting of Stockholders, is hereby APPROVED."

## REQUIRED VOTE

The affirmative vote of a majority of the votes properly cast at the Annual Meeting is required to approve the non-binding advisory vote on the compensation of our NEOs, as described in the "Compensation Discussion and Analysis" section of this Proxy Statement and the compensation tables and the other narrative compensation disclosures contained in this Proxy Statement. For the purposes of determining the number of votes cast, only those cast "For" or "Against" are included. The opportunity to vote on this resolution is required pursuant to Section 14A of the Exchange Act. However, as an advisory vote, the vote on this resolution is not binding upon the Company and serves only as a recommendation to the Board. Nonetheless, the Compensation Committee, which is responsible for designing and administering our executive compensation programs, and the Board value the opinions expressed by stockholders and will consider the outcome of the vote when making future executive compensation decisions.

Our current policy is to provide stockholders with an opportunity to approve executive compensation each year at our annual meeting of stockholders. We currently expect that the next such vote will occur at our 2024 Annual Meeting of Stockholders.

# COMPENSATION DISCUSSION AND ANALYSIS

## EXECUTIVE SUMMARY

### OVERVIEW

We help organizations around the world protect their information, reduce storage costs, comply with regulations, facilitate corporate disaster recovery, and better use their information and information technology ("IT") infrastructure for business advantages, regardless of its format, location or life cycle stage. We achieve this by storing physical records and data backup media, offering information management solutions, and providing data center space for enterprise-class colocation and hyperscale deployments. We offer comprehensive records and information management services and data management services, along with the expertise and experience to address complex storage and information management challenges such as rising storage rental costs, legal and regulatory compliance, and disaster recovery requirements. We provide secure and reliable data center facilities to protect digital information and ensure the continued operation of our customers' IT infrastructure, with reliable and flexible deployment options. Our asset lifecycle management ("ALM") business allows us to provide end-to-end asset lifecycle services for hyperscale, corporate data center and corporate end-user device assets.

Founded in an underground facility near Hudson, New York in 1951, we had more than 225,000 customers in a variety of industries in 60 countries around the world as of December 31, 2022. We currently serve customers across an array of market verticals - commercial, legal, financial, healthcare, insurance, life sciences, energy, business services, entertainment and government organizations, including approximately 95% of the Fortune 1000. As of December 31, 2022, we employed approximately 26,000 people.

This Compensation Discussion and Analysis explains the guiding principles and practices of our executive compensation program and the compensation paid each individual who served as a named executive officer in 2022. The 2022 compensation of our named executive officers appropriately reflects and rewards their significant contributions across Iron Mountain's global businesses.

Together with the other members of our executive team, these leaders advance the strategic and operational results that drive stockholder value. Our NEOs as of December 31, 2022 were:

| NAMED EXECUTIVE OFFICER | TITLE |
| --- | --- |
| William L. Meaney | Chief Executive Officer |
| Barry Hytinen | Executive Vice President and Chief Financial Officer |
| Deirdre Evens | Executive Vice President and General Manager, Asset Lifecycle Management |
| Greg McIntosh | Executive Vice President, Chief Commercial Officer and General Manager, Global Records and Information Management |
| John Tomovcsik | Executive Vice President and Chief Operating Officer |

## COMPENSATION PHILOSOPHY AND PRACTICES

Our executive compensation programs are designed to attract, retain and focus the talents and energies of our executives on meeting the current and future objectives of the Company and are guided by the following design principles:

*General Program Competitiveness –* In order to attract and retain top performing executives, we establish overall Total Direct Compensation ("TDC"). We define TDC as base salary plus short-term incentive compensation plus long-term incentive compensation. We determine TDC, with reference to relevant external benchmarks, and the positioning of each executive's pay relative to market benchmarks reflects experience, proficiency, strategic importance, and performance of required duties.

*Pay for Performance –* The majority of compensation for our NEOs is performance-based. We award short- and long-term variable, performance-based compensation intended to deliver target compensation when our NEOs meet goals established by our Compensation Committee. Our compensation practices include the potential for above-target compensation (up to a maximum) when rigorous goals are achieved and below-target compensation when established goals are not achieved.

*Internal Parity –* The overall target TDC opportunity for each executive reflects the responsibility, scope and complexity of that individual's role within the Company.

*Alignment with Business Strategies and Stockholders –* Our executive compensation programs reward achievement of enterprise financial goals and strategic objectives that drive long-term stockholder value creation, thereby aligning the interests of our executives with our stockholders.

We maintain the following policies and practices that drive our executive compensation programs:

| WHAT WE DO | WHAT WE DON'T DO |
|---|---|
| ✓ Align executive pay with performance | ✗ No change in control "single trigger" equity acceleration provisions |
| ✓ Ensure proper balance of short- and long-term orientation in our incentive programs with a significant portion of executive target compensation at risk | ✗ No excise tax gross-ups in connection with a change in control |
| ✓ Maintain meaningful executive stock ownership requirements | ✗ No dividends or dividend equivalents paid until vesting |
| ✓ Include executive clawback policy on all cash and equity incentive awards | ✗ No supplemental executive retirement plans |
| ✓ Hold an annual "Say-On-Pay" advisory vote | |
| ✓ Retain an independent compensation consultant | |
| ✓ Maintain an insider trading policy that prevents hedging and pledging of shares | |

## 2022 PERFORMANCE AND PAY HIGHLIGHTS

Throughout 2022, our core business has remained resilient, supported by our broad offerings, deep customer relationships, and the team's steady execution of our strategic plan. In 2022, Iron Mountain achieved record levels of quarterly revenue, experienced increased demand for our services across key markets, saw strong uptake in our digital solutions offerings, and drove continued momentum in our data center business. We announced Project Matterhorn in September 2022, which is a global program designed to accelerate the growth of our business, and its investments will focus on transforming our operating model to a global operating model. Project Matterhorn will focus on the formation of a solution-based sales approach that is designed to allow us to optimize our shared services and best practices to better serve our customers' needs. We will be investing to accelerate growth and to capture a greater share of the large, global addressable markets in which we operate.

### 2022 FINANCIAL AND OPERATIONAL PERFORMANCE

For the year ended December 31, 2022, our revenue was $5.1 billion, which increased 14% on a reported basis year on year and 17% on a constant currency basis year on year. Adjusted EBITDA[1] increased 12% on a reported basis year on year to $1.8 billion, and we achieved the high end of full year guidance despite foreign currency exchange headwinds. Adjusted Funds from Operations ("AFFO")[2] increased 10% to $1.1 billion or $3.80 on a per-share basis year on year.  Additional fiscal 2022 financial and operational performance highlights include:

▲ Storage organic rental revenue[3] grew 8.9% year on year.

▲ Adjusted EBITDA grew 15% year on year on a constant-currency basis.

▲ We expanded our asset lifecycle management ("ALM") business by acquiring an approximately 80% interest in Intercept Parent, Inc. ("ITRenew").

▲ In 2022, we completed a series of sale and sale-leaseback transactions of properties in the United States, Canada and the United Kingdom, generating gross proceeds of approximately $170.4 million, as part of our ongoing capital recycling program. We plan to utilize the proceeds to reinvest in higher growth areas of our business, including our data center business.

▲ We expanded our new and existing data center leases by 138.7 megawatts.

▲ We continued investment in innovation and product development. The net lease adjusted leverage ratio under our revolving credit agreement was 5.1x Adjusted EBITDA, which is within our long-term target range of 4.5x - 5.5x Adjusted EBITDA.

[1] We define Adjusted EBITDA as net income (loss) before interest expense, net, provision (benefit) for income taxes, depreciation and amortization (inclusive of our share of Adjusted EBITDA from our unconsolidated joint ventures), and excluding certain items we do not believe to be indicative of our core operating results, specifically: (i) Acquisition and Integration Costs[a]; (ii) restructuring and other transformation[b]; (iii) (gain) loss on disposal/write-down of property, plant and equipment, net (including real estate); (iv) other (income) expense, net and (v) stock-based compensation expense.

   [a] We define Acquisition and Integration Costs as operating expenditures directly associated with the closing and integration activities of our business acquisitions that have closed, or are highly probable of closing, and include (i) advisory, legal and professional fees to complete business acquisitions and (ii) costs to integrate acquired businesses into our existing operations, including move, severance and system integration costs.

   [b] Restructuring and other transformation represents operating expenses associated with the implementation of Project Matterhorn.

[2] We define AFFO as FFO (Normalized)[a] (1) excluding (i) non-cash rent expense (income), (ii) depreciation on non-real estate assets, (iii) amortization expense associated with customer and supplier relationship value, intake costs, acquisitions of customer relationships and other intangibles (other than capitalized internal commissions), (iv) amortization of deferred financing costs and debt discount/premium, (v) revenue reduction associated with amortization of customer inducements and above- and below-market data center leases and (vi) the impact of reconciling to normalized cash taxes, and (2) including recurring capital expenditures. We also adjust for these items to the extent attributable to our portion of unconsolidated ventures.

   [a] Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts as net income (loss) excluding depreciation on real estate assets, losses and gains on sale of real estate, net of tax, and amortization of data center leased-based intangibles ("FFO (Nareit)"). We calculate our FFO measures, including FFO (Nareit), adjusting for our share of reconciling items from our unconsolidated joint ventures. FFO (Nareit) does not give effect to real estate depreciation because these amounts are computed, under GAAP, to allocate the cost of a property over its useful life. Because values for well-maintained real estate assets have historically increased or decreased based upon prevailing market conditions, we believe that FFO (Nareit) provides investors with a clearer view of our operating performance. Our most directly comparable GAAP measure to FFO (Nareit) is net income (loss). We modify FFO (Nareit), as is common among REITs seeking to provide financial

measures that most meaningfully reflect their particular business ("FFO (Normalized)"). Our definition of FFO (Normalized) excludes certain items included in FFO (Nareit) that we believe are not indicative of our core operating results, specifically: (i) Acquisition and Integration Costs; (ii) restructuring and other transformation; (iii) (gain) loss on disposal/write-down of property, plant and equipment, net (excluding real estate); (iv) other (income) expense, net; (v) stock-based compensation expense; (vi) non-cash amortization related to derivative instruments; (vii) real estate financing lease depreciation and (viii) tax impact of reconciling items and discrete tax items.

[3] Organic Revenue is defined as our organic revenue growth rate, which is a non-GAAP measure, and represents the year-over-year growth rate of our revenues excluding the impact of business acquisitions, divestitures and foreign currency exchange rate fluctuations. Our organic revenue growth rates include the impact of acquisitions of customer relationships.

In addition to strong financial and operational performance, we continued to execute on our long-term strategy while making significant investments in new product development and innovation:

| CATEGORY | 2022 ACHIEVEMENTS |
|---|---|
| Customer-Centric Culture | Our team's achievements were recognized externally for our customer centric culture: Iron Mountain was featured as one of the winners of Google's first-ever Google Cloud Customer Award for Financial Services for our work with a large financial institution. The award acknowledged our expertise in mortgage document processing and investment in training machine learning models to automate document classification and data extraction and validation, deliver advanced exception management and unlock insights for a large financial services company. |
| Transformation | After the conclusion of Project Summit in 2021, we turned our focus toward accelerating our growth and we announced Project Matterhorn in September 2022. Project Matterhorn is a global program designed to accelerate the growth of our business, and its investments will focus on transforming our operating model to a global operating model. |
| Innovation | Our customers are faced with navigating a more complex regulatory environment, and one in which hybrid physical and digital solutions have become the norm. Our strategy is underpinned by our continued focus on best-in-class customer experience, as we continue to seek innovative solutions to enable our customers' progress on their journey from physical storage to a digital ecosystem. In January 2022, we closed on the acquisition of ITRenew, which forms the platform for our ALM business. This acquisition significantly enhances our ability to provide end-to-end asset lifecycle services for hyperscale, corporate data center and corporate end-user device assets through the combined best-in-class data security and logistics capabilities of the two companies. |
| Global Data Center | We accelerated the growth in our Global Data Center Business with 138.7 megawatts of new and expansion leases signed in 2022, exceeding both our 2022 bookings target of 130 megawatts and our 2021 bookings of 49 megawatts. |
| Inclusion and Diversity | We continue to prioritize diversity, equity, and inclusion as core principles and as a part of our corporate-wide strategic goals. In 2022 we made significant progress toward creating and sustaining a more inclusive and diverse environment by developing a framework for establishing and implementing our long-term enterprise diversity, equity and inclusion ("DEI") goals. Further, our DEI team designed training for executives and visited with several of our regional teams to gain DEI insights from our global employee base. We were named one of 2022's Top Pioneers in Diversity and Inclusion by the HR technology and executive recruiting firm Mogul. We also scored 100% on the Human Rights Campaign's Corporate Equality Index for LGBTQ and placed as a top scorer on the 2022 Disability Equality Index. |
| Sustainability | We are committed to achieving carbon neutrality as an organization by 2040, 10 years ahead of the timeline established in the Paris Climate Accord. In 2022, we were the first company to receive the BREEAM design certificate for a data center in North America. The BREEAM certification was awarded to our Phoenix, Arizona data center and recognizes the performance and sustainability credentials of our data center. This recognition puts us firmly on the path to meeting our commitment to ensure that by 2025 all of our newly constructed multi-tenant data centers will be certified to this standard. We are the first large colocation data center provider that can publish 24/7 carbon-free energy performance for customers and we have this capability at six of our campuses and will be expanding that capability in 2023. As part of our commitment to reduce emissions we have joined EV100, making a commitment to transition 100% of our company cars and 50% of our vans to EVs by 2030. We were proud to be recognized with the RE100 Leadership Award in their Key Collaborator category in 2022. We believe that a sustainable future is only possible through collaboration. |

The long-term value we have created for our stockholders is demonstrated by our Total Shareholder Return ("TSR") over the historical five-year period ended December 31, 2022 as compared to MSCI US REIT Index, our primary benchmark for tracking our relative TSR performance. Our cumulative TSR of 85% over the five-year period outperformed the MSCI US REIT Index which yielded a return of 20% to stockholders as of December 31, 2022.

▶ **5-YEAR TOTAL SHAREHOLDER RETURN ON $1 INVESTED AT JANUARY 1, 2018 CLOSE**



Our compensation programs also utilize a compensation peer group, representing companies of comparable size and business as outlined by the criteria on page 48, for executive compensation benchmarking. This compensation peer group includes both REIT and non-REIT companies. As the graph below shows, the total realizable pay for our CEO over the five-year period ended December 31, 2022 was at the 74th percentile among the companies in our compensation peer group, while the Company's TSR performance over this same period was at the 78th percentile among these companies. This, along with the Company's stronger relative TSR performance as compared to the MSCI US REIT Index, further demonstrates pay for performance alignment.

▶ **5-YEAR CEO REALIZABLE PAY - TSR ALIGNMENT BASED ON DIVIDEND ADJUSTED CLOSING STOCK PRICE**



CEO Realizable TDC Rank vs. 5-Year TSR Performance Rank

Total realizable pay is defined as the sum of the following components: actual base salaries, short-term incentive awards, and long-term incentive awards paid over the preceding five-year period; the value of all in the money stock options granted during the preceding five-year period; and the value as of December 31, 2022, of RSUs and PUs granted over the preceding five-year period (reflecting actual performance results or estimated performance, including accrued dividends).

TSR is calculated based on the dividend adjusted closing price per share of Common Stock on the NYSE on December 31, 2017 through December 31, 2022.

## STOCKHOLDER PERSPECTIVE AND SAY-ON-PAY

Stockholders are provided the opportunity to cast an annual advisory vote on the compensation of our NEOs. Iron Mountain's long history of aligning long-term executive pay and performance is supported by our strong historical "Say-on-Pay" results, with approximately 95% of the votes cast for the approval of "Say-on-Pay" at our 2022 annual meeting of stockholders. The 2022 "Say-on-Pay" results were consistent with past support from our stockholders, as demonstrated in the graph below. We believe the consistently strong support since the adoption of "Say-on-Pay" demonstrates our stockholders' satisfaction with the alignment of Company performance and NEO compensation.

▶ **5 YEAR HISTORY OF VOTES IN FAVOR OF SAY ON PAY RESULTS**



# 2022 TOTAL DIRECT COMPENSATION COMPONENTS

### OVERVIEW

Our executive compensation program is designed to motivate and reward exceptional performance in a straightforward and effective way, while also recognizing the size, scope, and success of Iron Mountain's business. The compensation of our NEOs has three primary components: annual base salary, short-term incentives, and long-term incentives. Our compensation programs are designed to support our long-term strategy, with the majority of our executive team pay being at risk, and in the form of long-term incentives.

The Compensation Committee reviews relevant benchmark data when making executive compensation decisions, but the Compensation Committee does not set compensation levels based solely on market data. Rather, the Compensation Committee reviews the 25th, 50th and 75th percentiles of relevant market data as one element in its decision-making process. Final executive compensation decisions reflect a variety of factors, including each executive's experience, performance rating, the relative importance of the executive's role within the organization, as well as where each executive's pay level falls relative to the market data.

As depicted below, as of December 31, 2022 approximately 91% of our CEO's overall TDC target, and, on average, 82% of the TDC target of our other NEOs, is tied directly to the achievement of financial goals, strategic objectives, and stock price appreciation through our short-term and long-term incentive programs (referred to herein as "at risk" pay).

## ▶ CEO


9%
Salary
15%
STI
76%
LTI
91%
At-risk

## ▶ OTHER NAMED EXECUTIVE OFFICERS


18%
Salary
63%
LTI
19%
STI
82%
At-risk

Below is a summary of the elements, objectives, risk mitigation factors and key features of our TDC program for our executives. A more detailed discussion of each element and the associated pay decisions follows this section.

| | | | COMPENSATION ELEMENT | | |
|---|---|---|---|---|---|
| | | | **CEO** | **OTHER NEOS** | **ABOUT THE COMPENSATION ELEMENT** |
| Short-term | Fixed | Cash | Base Salary<br>9% | 18% | Base salary is a customary, fixed element of compensation intended to attract and retain highly qualified individuals. In order to avoid excessive risk taking, it is important that not all cash compensation be at-risk. |
| Short-term | Variable | Cash | Short Term Incentive<br>15%<br>Financial Performance - 70%<br>Strategic Objectives - 30% | 19% | Annual cash short-term incentives are designed to focus executives toward achieving enterprise goals while recognizing their individual contributions, including:<br>▲ Attaining financial goals in line with our annual budget;<br>▲ Achieving strategic objectives;<br>▲ Performing relative to initiatives in areas within their control; and<br>▲ Rewarding outstanding individual performance.<br>Our short-term incentive awards are expressed as a percentage of base salary, and the amount of compensation payable under each award is subject to a maximum payout; short-term incentive awards are also subject to our clawback policy described above under the "The Board's Role, Responsibilities and Policies-Executive Compensation Clawback Policy" section of this Proxy Statement. |
| Long-term | Variable | Equity | Long Term Incentive<br>76%<br>PUs 75%<br>RSUs 10%<br>Stock Options 15% | 63%<br>PUs 75%<br>RSUs 25% | Long-term equity incentives are designed to:<br>▲ Align the interests of our executives with our stockholders;<br>▲ Reward overall enterprise performance; and<br>▲ Encourage the retention of our executives by providing additional opportunities for them to participate in the ownership of the Company and its future growth.<br>Our long-term incentive awards are granted in the form of PUs, RSUs and stock options. PUs are earned based on performance, cliff vest three years from the date of the original grant based on achievement of performance goals, and settle in shares of our Common Stock. Stock options are granted at Fair Market Value (as defined in the 2014 Plan). RSUs and stock options typically vest ratably over three years and are settled in shares of our Common Stock. Equity awards are also subject to our clawback policy described above under the "The Board's Role, Responsibilities and Policies–Executive Compensation Clawback Policy" section of this Proxy Statement. |

## (1)    BASE SALARY

Base salary is a customary, fixed element of compensation intended to attract and retain executives. When setting the annual base salaries of our NEOs, the Compensation Committee considers market data provided by its independent compensation consultant and internal pay equity.

Base salary increases are not provided automatically on an annual basis, but are carefully reviewed periodically for appropriate levels. The table below details the base salary at December 31, 2021 and 2022, and any year over year increase, for each of our NEOs. The 2022 base salaries were approved in February 2022 and effective in March 2022.

| NAMED EXECUTIVE OFFICER | 2021 | 2022 | PERCENT CHANGE[1] |
|---|---|---|---|
| William L. Meaney | $ 1,200,000 | $ 1,200,000 | – |
| Barry Hytinen[2] | $ 725,000 | $ 750,000 | 3.3% |
| Deirdre Evens | $ 575,000 | $ 575,000 | – |
| Greg McIntosh[3] | $ 430,000 | $ 575,000 | 25.2% |
| John Tomovcsik | $ 575,000 | $ 575,000 | – |

[1] The Compensation Committee determined that the 2022 base salary for William L. Meaney, Deirdre Evens and John Tomovcsik was appropriately positioned.

[2] Following a competitive market review and based on individual performance, the Compensation Committee approved pay changes for Mr. Hytinen in 2022.

[3] Following a competitive market review and based on the expansion of his expanded responsibilities, the Compensation Committee approved pay changes for Mr. McIntosh in 2022. These salary figures have been converted to U.S. Dollars at a conversion rate of $1 CAD to $0.7664 USD, the average exchange rate for fiscal year 2022.

## (2)    SHORT-TERM INCENTIVES

The short-term incentive component of our executive compensation program is a variable, at-risk cash component that is aligned with our annual financial results. The 2022 short-term incentive goals were set at the beginning of 2022 and were based on our short-term financial expectations in 2022.

### TARGET INCENTIVES

Each member of our executive team participates in the Company's short-term performance-based incentive compensation program. The Compensation Committee annually reviews the target short-term incentive opportunity, which is expressed as a percentage of base salary, for each executive team member and approves a new target when appropriate.

| NAMED EXECUTIVE OFFICER | 2022 TARGET[1] |
|---|---|
| William L. Meaney | 175% |
| Barry Hytinen | 110% |
| Deirdre Evens | 100% |
| Greg McIntosh | 100% |
| John Tomovcsik | 100% |

[1] The Compensation Committee approved an increase in target short-term incentive opportunity for Mr. McIntosh from 70% to 100% in 2022. The Compensation Committee determined that the 2022 target opportunity for all other NEOs represented the appropriate amount of short-term compensation at risk for each such NEO based on his or her role and market comparisons.

## PROGRAM STRUCTURE

Achievement of the target short-term incentive opportunity for each executive team member is based upon (1) the Company's performance against a series of financial goals (the "STI Financial Targets"), (2) the Company's performance against a series of strategic objectives and (3) personal performance against the individual goals and objectives of such executive team member set at the beginning of the year (referred to as an "individual multiplier"). Each member of the executive team has the same STI Financial Targets and the same strategic objectives, which serve to align our executive team toward the same enterprise goals. The individual multiplier component, however, allows for recognition of individual performance and contributions. The individual multiplier, when applied, can increase or decrease the short-term incentive compensation payouts depending on performance. In support of our philosophy of paying for performance, actual short-term incentive awards for our executive team may range from 0% to a maximum of 209.4% of target incentive opportunity. Where relevant, results are measured in constant currency to better reflect the effect of the executive's performance on results during the applicable year.



[ **Financial Performance** ***70%*** (0% – 200% Payout) + **Strategic Objectives** ***30%*** (Varies by Objective: 0% – 150% Payout) ] × **Individual Multiplier** (+/– 25%)

- 70% of the short-term incentive opportunity is based on the Company's financial performance, measured against two metrics:
  - 40% of the short-term incentive opportunity is measured against enterprise Adjusted EBITDA and revenue, with increased payout opportunity if revenue exceeds the target level. We believe this component appropriately corresponds to our profitable growth objectives; and
  - 30% of the short-term incentive opportunity is measured against AFFO per share on a constant currency basis. We believe this measure appropriately aligns payouts with our ability to generate excess cash flows to reinvest in the business and provide returns to our stockholders through dividends;
- 30% of the short-term incentive opportunity is based on the achievement of specific strategic objectives, which are centered on key drivers of our growth. The strategic objectives that comprise this component are discussed in further detail under the heading "Strategic Objectives" in this section.
- In addition, each executive team member's short-term incentive bonus may be increased or decreased (by the Board for the CEO and the Compensation Committee for the other NEOs) by as much as 25% based on such executive team member's contribution to the measures above and performance against specific individual goals and objectives, including items such as the development and execution of business, organizational and marketing strategies with the objective to increase Adjusted EBITDA, revenue and AFFO per share and progress toward our strategic objectives.

## PERFORMANCE-SUMMARY

Based on the Company's 2022 performance, the short-term incentive payout achievement as approved by the Compensation Committee, prior to the application of individual multipliers was approximately 98.4% as outlined in the table below.

| MEASURE & SCOPE | TARGET WEIGHTING | PAYOUT ACHIEVEMENT[1] |
|---|---|---|
| Adjusted EBITDA and Revenue | 40% | 44.4% |
| AFFO Per Share | 30% | 39.0% |
| Strategic Objectives | 30% | 15.0% |
| **Weighted Payout** | | **98.4%** |

(1) Payout achievement represents the weighted percentage of the target incentive opportunity payout earned based on the level of the Company's achievement of performance measures, as discussed below.

## FINANCIAL PERFORMANCE–ADJUSTED EBITDA AND REVENUE

With respect to the Adjusted EBITDA and Revenue component of our short-term incentive element of TDC, the Compensation Committee selected a maximum payout of 200% of target but structured the payout matrix such that maximum payout was achieved only if both Adjusted EBITDA and revenue exceeded levels that the Compensation Committee considered exceptional based on the objectives of the annual operating plan and recent Company performance. The table below illustrates the Company's Adjusted EBITDA and Revenue performance against the applicable STI Financial Targets.

▶ **SHORT-TERM INCENTIVE PAYOUT**

|  | ADJUSTED EBITDA | REVENUE | PAYOUT % |
|---|---|---|---|
| Threshold | 97.3% | 95% | 50% |
| Target | 100% | 100% | 100% |
| Maximum | 105% | 105% | 200% |

For 2022, the payout for the Adjusted EBITDA and Revenue component of the short-term incentive element of TDC was 111%, which is calculated based on the Company's performance against the applicable STI Financial Targets as set forth below:

| (IN MILLIONS) | TARGET | ACTUAL RESULTS[1] |
|---|---|---|
| Adjusted EBITDA | $ 1,825 | $1,842 |
| Revenue | $5,307 | $5,341 |
| Achievement Based on Actual Results | | 111% |

[1] Results are based on constant currency.

## FINANCIAL PERFORMANCE–AFFO PER SHARE

The AFFO per share component of our short-term incentive element of TDC is designed to ensure achievement of AFFO per share targets and then to reward overachievement if AFFO per share exceeds target levels. The Compensation Committee selected the minimum threshold level required for payout of this component to ensure that AFFO per share was sufficient relative to the dividend and capital investment requirements in the annual budget. The Compensation Committee selected a maximum payout of 150% of target and structured this component such that maximum payout was achieved only if AFFO per share exceeded levels that the Compensation Committee considered exceptional, based on the objectives of the annual operating plan and recent Company performance.

For 2022, the payout for the AFFO per share component of the short-term incentive element of TDC was 130%, which is calculated based on the Company's actual AFFO per share measured against the applicable STI Financial Target set forth below:

|  | THRESHOLD (50%) | TARGET (100%) | MAX (150%) | PAYOUT[1] |
|---|---|---|---|---|
| AFFO per share | $3.53 | $3.72 $3.83 | $3.90 | 130% |

[1] Results are based on constant currency.

## STRATEGIC OBJECTIVES

The table below describes the specific key measures established in 2022 for each strategic objective on which an aggregate of 30% of the overall short-term incentive target bonus is based. The Compensation Committee selected the key measures described in the table below as the most important growth drivers that contribute towards achieving the objectives of our long-term strategy. In establishing the payout scales for each of the goals, the Compensation Committee considered growth, risk of achievement, strategic value, forecast uncertainty for early-stage products, and probability of attainment. Overall, the Company achieved 15% of the specific strategic objectives targeted for 2022 based on the strategic objective results below:

| STRATEGIC OBJECTIVE | MEASURE | PERCENTAGE OF SHORT-TERM INCENTIVE TARGET BONUS | GOALS | | | RESULTS | PAYOUT %[1] |
|---|---|---|---|---|---|---|---|
| Customer-Centric Culture | Net Promoter Score | 10% | Threshold (25%) | Target (100%) | Maximum (125%) | 14.1 | 0% |
| | | | 14.1 | | | | |
| | | | 16 | 17.5 | 19 | | |
| Innovation | Organic revenue from validated emerging and adjacent categories | 10% | Threshold (25%) | Target (100%) | Maximum (150%) | <$1,285M | 0% |
| | | | <$1,285M | | | | |
| | | | $1,285M | $1,345M | $1,385M | | |
| Core Strength | Organic growth in Global Storage Volume | 10% | Threshold (25%) | Target (100%) | Maximum (150%) | >3M | 150% |
| | | | | | +3M | | |
| | | | 0M | 1M | 3M | | |

[1] Payout achievement represents the weighted percentage of the target payout earned based on the level of the Company's achievement of performance measures.

Over the five-year period ended December 31, 2022, Iron Mountain's corporate performance payout on short-term incentives has ranged between 77% and 121%.

## ▶ 5-YEAR SHORT-TERM CORPORATE PERFORMANCE PAYOUT



## 2022 INDIVIDUAL MULTIPLIERS

The Board (for the CEO) and the Compensation Committee (for the other members of the executive team) may apply individual multipliers to adjust the short-term incentive of each executive team member. The Board and the Compensation Committee make individual multiplier adjustments based on a review of objectives and performance with respect to key initiatives within the control of each executive team member.

In 2022, the Board (for the CEO) and the Compensation Committee (for all others) determined that the following NEOs should have their bonus adjusted based on individual performance and, as a result approved the following individual multipliers:

| NAMED EXECUTIVE OFFICER | INDIVIDUAL MULTIPLIER |
|---|---|
| William L. Meaney | 18% |
| Barry Hytinen | 25% |
| Deirdre Evens | 0% |
| Greg McIntosh | 15% |
| John Tomovcsik | 10% |

## SHORT-TERM INCENTIVE COMPENSATION PAYOUTS

Based on the Company's performance as measured against the 2022 STI Financial Targets and the application of the individual multiplier, our NEOs earned, on average, 112% of 2022 target short-term incentive opportunity. The following table sets forth information relating to the payouts of short-term cash incentive compensation to our NEOs during the year ended December 31, 2022.

| NAMED EXECUTIVE OFFICER | SALARY | 2022 TARGET OPPORTUNITY | | 2022 END-OF-YEAR PERFORMANCE AND PAYOUT | | | |
|---|---|---|---|---|---|---|---|
| | | (%) | ($) | CORPORATE STI PAYOUT (% OF TARGET) | INDIVIDUAL MULTIPLIER (%) | FINAL STI PAYOUT (% OF TARGET) | PAYOUT ($) |
| William L. Meaney | $ 1,200,000 | 175% | $ 2,100,000 | 98.4% | 18% | 116.1% | $ 2,438,000 |
| Barry Hytinen | $ 750,000 | 110% | $ 825,000 | 98.4% | 25% | 123.0% | $ 1,015,000 |
| Deirdre Evens | $ 575,000 | 100% | $ 575,000 | 98.4% | 0% | 98.4% | $ 566,000 |
| Greg McIntosh[1] | $ 575,000 | 100% | $ 575,000 | 98.4% | 15% | 113.2% | $ 651,000 |
| John Tomovcsik | $ 575,000 | 100% | $ 575,000 | 98.4% | 10% | 108.2% | $ 622,000 |
| Average payout | | | | | | 112% | |

[1] Bonus figure has been converted to U.S. Dollars at a conversion rate of $1 USD to CAD $0.7341.

## (3) LONG-TERM INCENTIVES

We pay for performance and manage Iron Mountain long-term incentives to support our long-term strategic plan. Consistent with this approach and our compensation philosophy, the majority of annual compensation for our NEOs is provided in the form of long-term equity incentives that are linked to the achievement of certain growth objectives and includes a portfolio of equity awards described in the table below.

| LONG-TERM INCENTIVE COMPONENT | DESCRIPTION | PURPOSE |
|---|---|---|
| Performance Units (PUs) | ▲ Three-year cliff vesting based on performance of the following:<br><br>  ▲ Return on Invested Capital ("ROIC"): Funding is subject to meeting a minimum level of ROIC in the third year of the performance period.<br><br>  ▲ Total Revenue: Core Plan revenue performance is measured based on total revenue performance per year averaged over the three-year performance period.<br><br>  ▲ Relative TSR: TSR performance relative to the MSCI US REIT Index over the three-year performance period. | ▲ Ensures alignment to long-term stockholder value creation<br><br>▲ Rewards top-line growth and capital efficiency<br><br>▲ Rewards revenue growth achievement<br><br>▲ Rewards TSR performance relative to a key REIT stock market index |
| Stock Options | ▲ Exercise price is equal to fair value on the date of grant<br><br>▲ Vest ratably over three years and have a 10-year term | ▲ Rewards price appreciation<br><br>▲ Provides long-term horizon to minimize possible short-term fluctuations |
| Restricted Stock Units (RSUs) | ▲ Vest ratably over three years | ▲ Provides retention and helps build stock ownership ensuring strong alignment with stockholders |

In conjunction with the 2022 annual long-term incentive grant process, we introduced a new feature that provides executives (other than the CEO) with the opportunity to elect a predefined mix of RSUs and PUs ("Equity Choice"). Equity Choice is intended to differentiate us in the marketplace, to attract and retain top employee talent, and to provide employees with the ability to participate in the annual long-term incentive grant process in a manner that increases employee engagement. Equity Choice elections are completed in December before the performance period.

Historically, our executives (other than the CEO) received an annual equity grant with a mix of 45% RSUs and 55% PUs. For our executives (other than the CEO), the predefined Equity Choice mix allows the NEOs to elect a mix of RSUs ranging from 25% to 35% and PUs ranging from 65% to 75%. The average mix for our executives (other than the CEO) based on Equity Choice elections was 25% RSUs and 75% PUs for the 2022 annual equity grant.

Equity Choice is not available to our CEO. The Board of Directors determines the mix of equity vehicles for the CEO on an annual basis. Our long-term incentive program incentive component mix for 2022 was:

▶ **CEO**



**15%** Stock Options

**10%** RSUs

**75%** PUs

▶ **OTHER NAMED EXECUTIVE OFFICERS**



**25%** RSUs

**75%** PUs

## 2022 PERFORMANCE UNITS

PUs are granted annually and have three-year cliff vesting based on performance measures as reviewed and approved by the Compensation Committee. PUs are earned based on the Company's operational performance and relative TSR performance. Earned PUs vest on the third anniversary of the grant date and settle in shares of Common Stock. PUs accrue dividend equivalents in cash, or, in the case of stock dividends, additional PUs, and the dividend equivalents are payable when and if PUs vest and reflect only dividend equivalents attributable to shares earned.

A portion of the 2022 long-term awards granted to the executives were awarded as PUs that can be earned based on operational and relative TSR performance:



**Operational Performance (after ROIC hurdle achievement) − 75%**

**CORE Revenue Plan** (0% − 200% Payout)    OR    **Advanced Revenue Plan** (300% - 400% Payout)

**+**

**Relative TSR Performance − 25%**

**Relative TSR Performance vs. MSCI US REIT Index** (0% − 200% Payout)

### OPERATIONAL PERFORMANCE

The Company's operational performance has two components: the Core Plan and the Advanced Revenue Plan (the "ARP"). The Core Plan and the ARP are not additive. The 2022 PUs will pay out according to the Core Plan with a payout opportunity maximum of 200% until the threshold ARP hurdle is achieved. If the ARP threshold hurdle is achieved, then the 2022 PUs will pay out according to the Advanced Revenue Plan.

### ▶ CORE PLAN

The Core Plan is our foundational plan designed to reward the achievement of long-term operational goals. The Core Plan is measured against a multiple-year ROIC hurdle and average total revenue for each year over the three-year performance period. Revenue goals for each year of the three-year performance period are set by the Compensation Committee at the beginning of each applicable year and performance is measured and certified by the Compensation Committee upon the completion of the financial statements for each such year. The total Core Plan payout will be determined based upon the average annual revenue performance achieved over the three-year performance period.

| CORE OPERATIONAL PLAN (CORE PLAN) | |
|---|---|
| Performance Metric | Revenue |
| Performance Measure | Average of 3 One-Year Goals |
| Payout Threshold | 50% |
| Payout Target | 100% |
| Payout Maximum | 200% |

For the PUs granted in 2022 ("2022 PUs"), the Core Plan payout will be made only if the Company's actual ROIC in the third year (2025) exceeds the threshold set at the beginning of the performance period.

| REVENUE PERFORMANCE LEVEL | ACTUAL PERFORMANCE AS A % OF TARGET | PAYOUT AS A % OF TARGET[1] |
|---|---|---|
| Threshold | 95% | 50% |
| Target | 100% | 100% |
| Maximum | 105% | 200% |

[1] Results are interpolated between performance levels above.

## ▶ ADVANCED REVENUE PLAN

The Advanced Revenue Plan is an enhanced long-term incentive component intended to align the structure of the long-term incentive program with Project Matterhorn's multi-year strategy to create meaningful value creation for stockholders and substantial increases in revenue. The ARP continues to be measured against a multiple-year ROIC hurdle and has two additional hurdles that must be achieved before any payout opportunity: positive absolute TSR at the end of the 3-year performance period, and an absolute three-year revenue goal that is designed to reflect exceptional revenue growth achievement.

| ADVANCED REVENUE PLAN ("ARP") | |
|---|---|
| Performance Metric | Revenue |
| Performance Measure | Absolute 3-Year Revenue Goal |
| Payout Threshold | 300% |
| Payout Target | 350% |
| Payout Maximum | 400% |

For the 2022 PUs, ARP payout requires the achievement of two hurdles: (1) the Company's actual ROIC in the third year (2025) exceeds the target set at the beginning of the performance period (the same target as the Core Plan) and (2) absolute TSR must be positive, as measured over the three-year performance period. The total ARP payout will be determined based upon the absolute revenue achievement at the end of the three-year performance period.

| REVENUE PERFORMANCE LEVEL | ACTUAL PERFORMANCE AS A % OF TARGET | PAYOUT AS A % OF TARGET[1] |
|---|---|---|
| Threshold | 98% | 300% |
| Target | 100% | 350% |
| Maximum | 107% | 400% |

[1] Results are interpolated between performance levels above.

The Core Plan and the ARP are not additive. If threshold performance for the ARP is achieved, the 2022 PUs will pay out according to the ARP instead of the Core Plan.

### RELATIVE TSR PERFORMANCE

The Company's relative TSR performance during the three-year period beginning in 2022 is measured relative to the MSCI US REIT Index. The payout will be determined at the end of the three-year performance period, based on the table below, by comparing the Company's TSR for that period to the TSR of the companies in the MSCI US REIT Index over the same period.

| TSR PERCENTILE RANK[1] | PAYOUT AS A % OF TARGET |
|---|---|
| 30th Percentile | 50% |
| 50th Percentile | 100% |
| 75th Percentile | 150%[2] |
| 90th Percentile | 200%[2] |

[1] Results are interpolated between percentiles.
[2] Regardless of the TSR percentile rank, if the Company's absolute TSR is negative, the payout percentage will not exceed 100%.

In the first quarter of 2022, the Compensation Committee approved a target economic value for annual long-term equity grants for each of our executives, assuming target performance under the Core Plan. The table below sets forth the approved target economic value for annual long-term equity grants for each NEO:

| NAMED EXECUTIVE OFFICER | TARGET PUS[1] | RSUS | STOCK OPTIONS | TOTAL[1] |
|---|---|---|---|---|
| William L. Meaney | $ 7,875,000 | $ 1,050,000 | $ 1,575,000 | $ 10,500,000 |
| Barry Hytinen | $ 2,250,000 | $ 750,000 | $ – | $ 3,000,000 |
| Deirdre Evens | $ 1,387,500 | $ 462,500 | $ – | $ 1,850,000 |
| Greg McIntosh | $ 1,387,500 | $ 462,500 | $ – | $ 1,850,000 |
| John Tomovcsik | $ 1,387,500 | $ 462,500 | $ – | $ 1,850,000 |

[1] The values shown above reflect the intended fair market value and differ from the values reported in the "Summary Compensation Table" as the TSR-Based PUs reflect the fair value from a Monte Carlo simulation due to the nature of the award.

# 2020 PERFORMANCE UNIT RESULTS

In 2020, then-current members of our executive team received awards of PUs based on financial performance (Operational Performance according to the Core Plan structure) –75% and relative TSR (rTSR) –25%, which vested in 2023 (the "2020 PU Awards"). The Operational PU payout was based on the Company's performance against total revenue objectives measured at the conclusion of the three-year performance period ended December 31, 2022, subject to meeting a minimum level of ROIC. The new product exit rate modifier may increase Operational PU performance by up to 25% based on the fourth quarter 2022 revenue exit run rate of new revenue streams. The rTSR-Based PU payout was based on the Company's rTSR during the three-year performance period ended December 31,2022 measured relative to the MSCI US REIT Index. The overall payout for the 2020 PU Awards was 147.8% of target.

## OPERATIONAL PU PERFORMANCE RESULTS

Following the completion of the performance period for the 2020 PU Awards, the Compensation Committee determined that the Company exceeded the minimum ROIC of 10.5%. The average actual three-year enterprise revenue was 104.3% of the target established by the Compensation Committee. The New Product Exit Rate was 25%. The total Operational PU performance was 130.4%. As a result, 97.8% of the target Operational PU payout was earned.

| | | | | | THRESHOLD | ACTUAL RESULTS |
|---|---|---|---|---|---|---|
| **ROIC** | | | | | **10.5%** | **14.9%** |
| | **YEAR** | | **GOALS** | | **ACTUAL RESULTS** | **OPERATIONAL COMPONENT** |
| Revenue Performance[1] (in millions) | 2020 | **Threshold (95%)** | **Target (100%)** | **Maximum (105%)** | $4,199 | |
| | | $4,199 | | | | |
| | | $4,265 | $4,431 | $4,652 | | |
| | 2021 | **Threshold (95%)** | **Target (100%)** | **Maximum (105%)** | $4,519 | 104.3% |
| | | | | $4,519 | | |
| | | $4,075 | $4,275 | $4,483 | | |
| | 2022 | **Threshold (95%)** | **Target (100%)** | **Maximum (105%)** | $5,341 | |
| | | | $5,341 | | | |
| | | $5,042 | $5,307 | $5,573 | | |
| New Product Exit Rate (in millions) | | **Threshold (40%)** | **Target (100%)** | **Maximum (150%)** | $374 | 25% |
| | | | | $374.0 | | |
| | | $60 | $200 | $300 | | |
| | | | | | **Total Result:** | 130.4% |
| | | | | | **Weighted Result:** | 97.8% |

[1] Results are based on constant currency.

## rTSR-BASED PU PERFORMANCE RESULTS

Following the completion of the performance period for the 2020 PU Awards, the Compensation Committee determined that award recipients had earned 200% of target for the 2020 rTSR-Based PUs based on the Company's cumulative rTSR of 98.8% during the period, which represented the 99th percentile of the MSCI US REIT Index.

| | GOALS | | | |
|---|---|---|---|---|
| rTSR[1] (percentiles) | **Threshold** **30th** | **50th** | **75th** | **Maximum** **90th** |
| | | | | 98.8% |
| Actual MSCI US REIT Index Cumulative TSR | -28.6% | -9.7% | 11.3% | 30.6% |

| | |
|---|---|
| **TOTAL RESULT:** | **200%** |
| **WEIGHTED RESULT:** | **50.0%** |

[1] Results are interpolated between percentiles. Regardless of the TSR percentile rank, if the Company's absolute TSR is negative, the payout percentage will not exceed 100%.

The historic payouts for Iron Mountain's PUs are as follows:

## ▶ 5-YEAR PERFORMANCE UNIT ACHIEVEMENT



## OTHER COMPENSATION

In addition to the TDC elements described above, our U.S.-based executive officers participate in the retirement and welfare benefits generally available to our full-time employees, such as medical, dental, life insurance, 401(k) Plan, the 2013 ESPP and other fringe benefits.

Our U.S. based NEOs are eligible for certain executive benefits, including a voluntary executive deferred compensation program, an executive physical and limited perquisites, which are included in the "All Other Compensation" column and related footnote in the "Summary Compensation Table and Executive Deferred Compensation" sections of the Compensation Tables section of this Proxy Statement.

# COMPENSATION COMMITTEE PROCESS AND OVERSIGHT

In applying our compensation philosophy and design principles to establish appropriate compensation programs and target compensation levels, the Compensation Committee:

| | |
|---|---|
| **Reviews and approves compensation for our CEO and our other executive team members** | ▲ Annually approves a recommendation to the Board for the salary, short-term and long-term incentive compensation for our CEO.<br><br>   ▲ Annually establishes the individual goals and objectives utilized in the short-term incentive program for our CEO.<br><br>   ▲ The Compensation Committee's recommendation reflects (1) an analysis of the Company's performance against predetermined financial and strategic objective goals, (2) its evaluation of our CEO's performance against predetermined individual objectives and (3) input from members of the Board.<br><br>   ▲ The Compensation Committee's recommendation is then presented to the independent members of the Board for approval.<br><br>▲ Annually reviews and approves the salary, short-term and long-term incentive compensation for our other executive team members as recommended by our CEO. |
| **Reviews and approves short-term and long-term incentive programs for the executive team** | ▲ Annually reviews and approves the structure of our short-term and long-term incentive programs for the executive team, including performance metrics, performance and payout grids and the weighting applied to each metric.<br><br>   ▲ The review typically balances an internal and external perspective developed in collaboration with members of management and the Compensation Committee's independent compensation consultant.<br><br>   ▲ Based upon this review, the Compensation Committee may maintain or modify the amount and mix of grants under our incentive programs.<br><br>▲ Annually establishes the financial and strategic objective performance goals that are utilized in our short-term and long-term incentive plans. |
| **Evaluates the effectiveness and competitiveness of other executive compensation programs** | ▲ Periodically evaluates the effectiveness and competitiveness of other executive compensation programs, such as executive benefits, perquisites and our severance policies. These periodic evaluations are conducted to ensure alignment with our internal strategy and objectives and to consider external market practices. |

In determining whether to make changes to our executive compensation program, the Compensation Committee may consider a number of factors, including but not limited to, the size, scope, and performance of our business, evolving compensation trends, financial goals, and stockholders' interests.

## ESTABLISHING FINANCIAL PERFORMANCE GOALS

**1** The Compensation Committee initially approves annual financial performance targets based upon our annual operating plan approved by the Board, assuming constant currency. The multi-year performance targets are aligned with our long-term strategy.

▼

**2** When the financial targets are set, the Compensation Committee approves a series of adjustment factors that identify the nature of potential adjustments to the target levels that may be considered throughout the applicable performance period.

▼

**3** The Compensation Committee reviews the year-end results and, if applicable, adjusts certain financial targets based on the adjustment factors approved at the beginning of the applicable performance period.

## ROLE OF THE CONSULTANT

The Compensation Committee selects and retains the services of an independent compensation consultant and annually reviews the performance of the consultant. The Compensation Committee engaged Pay Governance LLC ("Pay Governance") to serve as its independent compensation consultant for fiscal year 2022. Pay Governance received instructions from, and reported to, the Compensation Committee on an independent basis. Pay Governance reports directly to the Compensation Committee, has regular meetings with the chairperson of the Compensation Committee and meets with the Compensation Committee in executive session.

The Compensation Committee has reviewed the nature of the relationship with its independent compensation consultant and considers the independence of the consultant in accordance with SEC and Nasdaq rules. For 2022, the Compensation Committee determined that there were no conflicts that impacted the advice and guidance provided by Pay Governance to the Compensation Committee.

The Compensation Committee requested Pay Governance's advice on a variety of matters, such as the amount and form of executive compensation, compensation strategy, market comparisons, pay and performance alignment versus industry peers, executive pay trends, compensation best practices, compensation-related regulatory developments, Say on Pay preparation, potential compensation plan designs and modifications, and provides assistance to the Nominating and Governance Committee on director compensation matters. The Compensation Committee consulted with Pay Governance, both with and without management, on several occasions during fiscal year 2022, and also in early fiscal year 2023 with respect to compensation decisions for fiscal year 2022 performance.

## ROLE OF PEERS

To provide an external perspective relative to executive compensation levels, plan design trends and market best practices, the Compensation Committee reviews market analyses derived from the Peer Group and prepared by our independent compensation consultant.

The Compensation Committee, in collaboration with our independent compensation consultant and management, reviews the Peer Group annually based on the following criteria:

▲ Comparable revenue size and industry;

▲ Similar market capitalization;

▲ Similar capital intensity;

▲ Pays regular quarterly dividends; and

▲ Similar degree of global operations.

Following its annual review of the Peer Group, the Compensation Committee modified the Peer Group from the prior year to remove Bread Financial Holdings (formerly Alliance Data Systems) due to the difference in market capitalization and add Public Storage. The chart below lists the Compensation Committee approved Peer Group for 2022:

| THE 2022 PEER GROUP INCLUDES THE FOLLOWING COMPANIES: | | |
|---|---|---|
| ABM Industries | Digital Realty[1] | Public Storage[1] |
| Brinks Company | Equifax | SBA Communications[1] |
| Broadridge Financial | Equinix[1] | Stericycle |
| Cintas | Global Payments | Western Union |
| Clean Harbors | Paychex | Weyerhaeuser[1] |
| Crown Castle International[1] | Prologis[1] | |

[1] This company is a REIT.

## ROLE OF CEO AND OTHER EXECUTIVE TEAM MEMBERS

At the Compensation Committee's request, our CEO and other members of the executive team assist the Compensation Committee in carrying out its duties throughout the year by completing specific tasks, including:

▲ Our CEO establishes the individual goals and objectives for our executive team (other than the CEO) and proposes his own individual goals and objectives, which are reviewed and revised, and subsequently approved by the Board;

▲ Our CEO develops compensation recommendations for our executive team (other than the CEO) for the Compensation Committee's review and approval, including salary levels, the potential economic value of long-term incentives and achievement of individual goals and objectives; and

▲ Each executive team member prepares a self-review to assist the review of his or her performance against individual goals and objectives, which self-review is shared with the Compensation Committee (for the CEO) or the CEO (for our other executive team members).

## CONSIDERATION OF RISK IN OUR COMPENSATION PROGRAMS

After its annual review of the Company's incentive compensation arrangements for all employees, the Compensation Committee concluded that the components and structure of the Company's compensation plans do not create risks that are reasonably likely to result in a material adverse effect to the Company. The process undertaken to reach this conclusion involved an analysis of the Company's compensation plans by management and a review of conclusions by the Compensation Committee's independent compensation consultant and the Compensation Committee.

## EXECUTIVE STOCK OWNERSHIP GUIDELINES

The Company maintains stock ownership guidelines that require certain executives, including our NEOs, to acquire and maintain ownership of our Common Stock, exclusive of unexercised stock options and unearned or unvested PUs, as a multiple of base salary as follows:



The Company established this program to help align the long-term interests of executives with stockholders. Each member of the executive team subject to the Company's stock ownership guidelines is required to retain an amount equal to 50% of the net shares received as a result of the vesting of RSUs or PUs until such executive meets the minimum ownership threshold. "Net shares" are those shares that remain after shares are sold or netted to pay withholding taxes and any purchase price.

The Company measures Executive Stock Ownership Guideline compliance annually in March and continuously monitors compliance until the next measurement date. As of the most recent measurement date in March 2023, all members of the executive team who are subject to the Executive Stock Ownership Guidelines are in compliance with the Executive Stock Ownership Guidelines.

# TAX CONSIDERATIONS

Section 162(m) of the Internal Revenue Code (the "Code") generally disallows a federal income tax deduction to public companies for compensation in excess of $1,000,000 paid in any year to the principal executive officer (in our case, the CEO) and certain other executive officers. Prior to the Tax Cuts and Jobs Act of 2017 ("TCJA"), an exception existed for "performance-based" compensation. The Iron Mountain Incorporated 2002 Stock Incentive Plan (the "2002 Plan") and the 2014 Plan were generally designed such that compensation arising on the exercise of options satisfied the then-effective performance-based exemption.

Each of our plans authorizes the Compensation Committee to grant compensation that is partially or wholly nondeductible. As a result, it is expected that certain of our compensation arrangements will result in non-deductible compensation when the total exceeds $1,000,000, except certain historical awards that meet transition rules for continued deductibility under the TCJA.

# CHANGES TO 2023 COMPENSATION PROGRAM

## 2023 PERFORMANCE TARGETS

The Compensation Committee established the 2023 performance targets for both short-term and long-term incentive awards based on a range of considerations. As part of its regular process, the Compensation Committee maintained its approach of identifying challenging yet attainable goals with competitive payouts in order to motivate employee performance.

## 2023 SHORT-TERM INCENTIVE DESIGN

There were no changes made to the structure of short-term incentive program design for 2023.

## 2023 LONG-TERM INCENTIVE DESIGN

The Compensation Committee reviewed the equity award vehicles offered to our equity award participants. As a part of this review, the Compensation Committee noted that the Company's five-year TSR performance against the MSCI US REIT Index benchmark was at the 91st percentile versus index constituents.

Although there were no changes made to the structure of the long-term incentive program design, the Compensation Committee adopted the following modifications for 2023:

▲ The Equity Choice election will include expanded options for our NEOs (other than the CEO) in 2023 to allow for 0% RSUs and 100% PUs.

▲ For the CEO, the percentage of performance-based equity will be 85% PUs and 15% stock options. Further, the CEO will continue to be the only equity participant to receive stock options, as stock options are an incentive vehicle that are aligned with creating long-term stockholder value because they have a 10-year term, whereas PUs and RSUs have three-year performance/vesting periods.

## CEO PAY OPPORTUNITY

In connection with its annual compensation program review, the Board determined to increase Mr. Meaney's Long-Term Incentive opportunity for 2023. This increase is based on the Company's and CEO's strong performance and future growth expectations (Mr. Meaney's 2023 pay opportunity is set forth below).

| ELEMENT | 2023 PAY OPPORTUNITY | CONSIDERATIONS |
|---|---|---|
| Base Salary | ▲ Maintained annual base salary at $1,200,000 | ▲ Salary is appropriately positioned versus market |
| Annual Bonus | ▲ Maintained target bonus at 175% of base salary | ▲ Target bonus is appropriately positioned versus market |
| Long-Term Incentives | ▲ Increased economic value of long-term incentive awards to $11,500,000 | ▲ The Board has aligned Mr. Meaney's mix with the significant accelerated growth expectations, resulting in a mix of 85% PUs and 15% stock options. This mix reflects an increase in performance-based equity compared to 2022 (75% PUs, 10% RSUs and 15% stock options) strengthening long-term alignment with stockholders |

## COMPENSATION COMMITTEE REPORT ON COMPENSATION DISCUSSION AND ANALYSIS

We, the members of the Compensation Committee of the Board of the Company, have reviewed and discussed the Compensation Discussion and Analysis with the Company's management. Based upon this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

**COMPENSATION COMMITTEE**

**Wendy J. Murdock,** *Chair*
**Pamela M. Arway**
**Monte Ford**
**Robin L. Matlock**
**Doyle R. Simons**

# COMPENSATION TABLES

## SUMMARY COMPENSATION TABLE

The following table provides certain information concerning compensation earned by our NEOs during the years ended December 31, 2022, 2021, and 2020. As required by SEC rules, the table includes:

▲ Each person who served as our CEO or chief financial officer at any time during 2022; and

▲ The three other most highly compensated persons serving as executive officers at December 31, 2022

### SUMMARY COMPENSATION TABLE FOR 2022, 2021 AND 2020

| NAMED EXECUTIVE OFFICER AND TITLE | YEAR | SALARY ($)[1] | BONUS ($)[2] | STOCK AWARDS ($)[3][4] | OPTION AWARDS ($)[4][5] | NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[6] | ALL OTHER COMPENSATION ($)[7] | TOTAL ($) |
|---|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) |
| William L. Meaney[8] President and Chief Executive Officer | 2022 | $ 1,179,902 | $ – | $ 9,848,262 | $ 1,575,000 | $ 2,438,000 | $ 60,907 | $ 15,102,071 |
| | 2021 | $ 1,184,326 | $ – | $ 11,234,806 | $ 1,387,499 | $ 3,182,000 | $ 57,487 | $ 17,046,118 |
| | 2020 | $ 1,175,474 | $ | $ 7,878,144 | $ 1,387,499 | $ 1,785,000 | $ 55,492 | $ 12,281,609 |
| Barry Hytinen Executive Vice President and Chief Financial Officer | 2022 | $ 744,232 | $ – | $ 3,263,716 | $ – | $ 1,015,000 | $ 18,774 | $ 5,041,723 |
| | 2021 | $ 725,001 | $ – | $ 2,314,758 | $ – | $ 1,208,000 | $ 15,300 | $ 4,263,059 |
| | 2020 | $ 705,482 | $ 1,000,000 | $ 4,231,990 | $ – | $ 790,000 | $ 349,247 | $ 7,076,719 |
| Deirdre Evens Executive Vice President and General Manager, Asset Lifecycle Management | 2022 | $ 575,004 | $ – | $ 2,012,636 | $ – | $ 566,000 | $ 316,273 | $ 3,469,912 |
| | 2021 | $ 563,465 | $ – | $ 1,879,817 | $ – | $ 766,000 | $ 15,300 | $ 3,224,582 |
| | 2020 | $ 513,464 | $ – | $ 1,018,840 | $ – | $ 416,000 | $ 15,011 | $ 1,963,315 |
| Greg McIntosh Executive Vice President, Chief Commercial Officer and General Manager, Global Records and Information Management | 2022 | $ 530,675 | $ – | $ 2,012,636 | $ – | $ 651,000 | $ 25,068 | $ 3,219,379 |
| | 2021 | $ – | $ – | $ – | $ – | $ – | $ – | $ – |
| | 2020 | $ – | $ – | $ – | $ – | $ – | $ – | $ – |
| John Tomovcsik Executive Vice President and Chief Operating Officer | 2022 | $ 575,004 | $ – | $ 2,012,636 | $ – | $ 622,000 | $ 9,010 | $ 3,218,649 |
| | 2021 | $ 563,465 | $ – | $ 1,879,817 | $ – | $ 871,000 | $ 8,812 | $ 3,323,094 |
| | 2020 | $ 513,464 | $ – | $ 1,018,840 | $ – | $ 416,000 | $ 7,923 | $ 1,956,227 |

[1] Total reported reflects salary earned during the fiscal year, adjusted for changes in salary rates, where applicable.

[2] The amount reported in the "Bonus" column represents a signing bonus provided to Mr. Hytinen in connection with his appointment to Executive Vice President, Chief Financial Officer in January 2020.

[3] The amounts reported in the "Stock Awards" column present the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 2 to the Company's Consolidated Financial Statements included in the Company's Annual Reports on Form 10-K for the years ended December 31, 2022, 2021 and 2020. These amounts were not paid to or realized by the NEO in the year indicated. The grant date fair values of PUs included in this column are calculated assuming target level attainment of each applicable performance goal, except for the TSR-Based PU awards. The TSR-Based PU awards include a market-based performance condition and the fair value reflects the expected value of the award determined under a Monte Carlo simulation. The table below illustrates the RSU value, the expected value of PUs and the value if each recipient were to achieve the applicable maximum payout for all PUs. All values are determined as of the grant date.

## 2022 AWARDS

| NAMED EXECUTIVE OFFICER | COMPONENTS OF STOCK AWARDS | | ADDITIONAL INFORMATION |
| --- | --- | --- | --- |
| | RSU VALUE ($) | PU VALUE - EXPECTED ($) | PU VALUE - MAXIMUM ($) |
| William L. Meaney | 1,049,974 | 8,798,288 | 20,895,935 |
| Barry Hytinen | 749,967 | 2,513,749 | 5,970,154 |
| Deirdre Evens | 462,477 | 1,550,158 | 3,681,626 |
| Greg McIntosh | 462,477 | 1,550,158 | 3,681,626 |
| John Tomovcsik | 462,477 | 1,550,158 | 3,681,626 |

## 2021 AWARDS

| NAMED EXECUTIVE OFFICER | COMPONENTS OF STOCK AWARDS | | ADDITIONAL INFORMATION |
| --- | --- | --- | --- |
| | RSU VALUE ($) | PU VALUE - EXPECTED ($) | PU VALUE - MAXIMUM ($) |
| William L. Meaney | 2,774,996 | 8,459,810 | 20,092,049 |
| Barry Hytinen | 1,134,976 | 1,179,782 | 2,801,982 |
| Deirdre Evens | 994,980 | 884,837 | 2,101,487 |
| John Tomovcsik | 994,980 | 884,837 | 2,101,487 |

## 2020 AWARDS

| NAMED EXECUTIVE OFFICER | COMPONENTS OF STOCK AWARDS | | ADDITIONAL INFORMATION |
| --- | --- | --- | --- |
| | RSU VALUE ($) | PU VALUE - EXPECTED ($) | PU VALUE - MAXIMUM ($) |
| William L. Meaney | 2,774,986 | 5,103,158 | 11,715,916 |
| Barry Hytinen | 3,264,940 | 967,050 | 2,117,840 |
| Deirdre Evens | 449,979 | 568,861 | 1,245,806 |
| John Tomovcsik | 449,979 | 568,861 | 1,245,806 |

[4] For a list of 2022 stock and option awards, see the "Grants of Plan-Based Awards" table below.

[5] The amounts reported in the "Option Awards" column reflect the aggregate grant date fair value of stock options granted in the year indicated computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 2 to the Company's Consolidated Financial Statements included in the Company's Annual Reports on Form 10-K for the fiscal years ended December 31, 2022, 2021 and 2020. These amounts were not paid out or realized in the year indicated.

[6] The amounts reported in the "Non-Equity Incentive Plan Compensation" column reflect amounts paid to our NEOs under our non-equity incentive compensation plans based on the achievement of selected performance targets earned in the specified year and paid in the following year. Non-equity incentive compensation awards are calculated based on the applicable NEO's base salary earnings before any deductions or deferrals, such as 401(k) contributions or deferred compensation plan contributions. Details regarding the calculation of these payments are included in the "Compensation Discussion and Analysis" section of this Proxy Statement.

[7] The amounts reported in the "All Other Compensation" column include 401(k) Plan Company match, income on premiums paid with respect to group term life insurance and parking fees paid.

With respect to Mr. Meaney, the amounts reported in the "All Other Compensation" column include payment for medical insurance in Switzerland. Also, during the years 2020-2022, Mr. Meaney's spouse occasionally accompanied him on business related travel on private aircraft. There were no incremental costs associated with spousal travel on the Company's aircraft during the years 2020-2022. The "Swiss Benefits" have been converted to U.S. dollars using the average exchange rate for each year (1 Swiss Franc to $1.0490 for 2022,1 Swiss Franc to $1.0932 for 2021, 1 Swiss Franc to $1.0661 for 2020; collectively, "the Swiss Exchange Rates").

The charts below set forth a more detailed breakdown of "All Other Compensation" for 2022.

| | WILLIAM L. MEANEY | BARRY HYTINEN | DEIRDRE EVENS | GREG MCINTOSH | JOHN TOMOVCSIK |
|---|---|---|---|---|---|
| 401(k) Match | $ 9,150 | $ 9,150 | $ 9,150 | $ 15,528 | $ 8,626 |
| Life Insurance | $ 384 | $ 384 | $ 384 | $ – | $ 384 |
| Parking | $ 7,800 | $ 6,240 | $ 4,160 | $ – | $ – |
| Swiss Benefits | $ 10,138 | $ – | $ – | $ – | $ – |
| Swiss Medical Insurance | $ 33,435 | $ – | $ – | $ – | $ – |
| International Assignment Costs[9] | $ – | $ – | $ 292,185 | $ – | $ – |
| Company Recognition Event Expenses | $ – | $ – | $ 10,394 | $ 9,540 | $ – |
| Total | $ 60,907 | $ 18,774 | $ 316,273 | $ 25,068 | $ 9,010 |

[8] Mr. Meaney's salary for each of 2020-2022 includes 100,000 Swiss Francs paid in accordance with the Swiss Employment Agreement, converted to U.S. dollars using the Swiss Exchange Rates.

[9] Includes the following expatriate benefits in connection with Ms. Evens' assignment in Singapore: $197,463 in company-paid housing-related expenses, a $46,868 cost of living adjustment, and $47,854 for relocation expenses for Ms. Evens and her family.

# GRANTS OF PLAN-BASED AWARDS FOR 2022

The following table sets forth certain information concerning the grants of plan-based awards to our NEOs during the year ended December 31, 2022. For a description of these awards, see the "Compensation Discussion and Analysis – 2022 Total Direct Compensation Components – Long-Term Incentives" section of this Proxy Statement.

| NAMED EXECUTIVE OFFICER | GRANT DATE | ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1] | | | ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2] | | | ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)[3] | ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)[4] | EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH) | CLOSING MARKET PRICE ON THE DATE OF GRANT ($) | GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | THRESHOLD ($) | TARGET ($) | MAXIMUM ($) | THRESHOLD (#) | TARGET (#) | MAXIMUM (#) | | | | | |
| **William L. Meaney** | N/A | $ – | $2,100,000 | $4,397,400 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| | 3/1/2022 | N/A | N/A | N/A | N/A | 158,546 | 554,911 | 21,139 | 211,455 | $ 49.67 | N/A | $ 11,423,262 |
| **Barry Hytinen** | N/A | $ – | $ 825,000 | $ 1,727,550 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| | 3/1/2022 | N/A | N/A | N/A | – | 45,298 | 158,543 | 15,099 | N/A | N/A | N/A | $ 3,263,716 |
| **Deirdre Evens** | N/A | $ – | $ 575,000 | $1,204,050 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| | 3/1/2022 | N/A | N/A | N/A | – | 27,934 | 97,769 | 9,311 | N/A | N/A | N/A | 2,012,635 |
| **Greg McIntosh** | N/A | $ – | $ 575,000 | $1,204,050 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| | 3/1/2022 | N/A | N/A | N/A | – | 27,934 | 97,769 | 9,311 | N/A | N/A | N/A | $ 2,012,635 |
| **John Tomovcsik** | N/A | $ – | $ 575,000 | $1,204,050 | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| | 3/1/2022 | N/A | N/A | N/A | – | 27,934 | 97,769 | 9,311 | N/A | N/A | N/A | $ 2,012,635 |

[1] The amounts reported in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column, sub-column "Threshold" and sub-column "Maximum," reflect the minimum and maximum payment level of short-term incentive compensation for each of our NEOs, which is zero and 209.4% of target, respectively. Non-equity incentive plan awards actually paid by the Company for services rendered in 2022 are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above.

[2] The amounts reported in "Estimated Future Payouts Under Equity Incentive Plan Awards" column, sub-column "Maximum," reflect that the PUs awarded in 2022 provide the potential to earn up to approximately 350% of target, as described under the "2022 Total Direct Compensation Components – Long-Term Incentives" heading in the Compensation Discussion and Analysis section of this Proxy Statement.

[3] Each RSU award was granted under the 2014 Plan, and each RSU award vests in three substantially equal annual installments beginning on the first anniversary of the grant date. Each RSU award is settled in shares of Common Stock on each vesting date.

[4] Each stock option award was granted under the 2014 Plan, and each stock option award vests in three substantially equal annual installments beginning on the first anniversary of the grant date.

# OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END FOR 2022

The following table sets forth certain information with respect to outstanding equity awards held by our NEOs at December 31, 2022. The market value amounts reported in the Stock Awards columns heading were determined using the closing price per share of Common Stock on the NYSE on December 30, 2022 of $49.85.

| | OPTION AWARDS | | | | STOCK AWARDS | | | |
|---|---|---|---|---|---|---|---|---|
| NAMED EXECUTIVE OFFICER | NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS: EXERCISABLE (#) | NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS: UNEXERCISABLE (#) | OPTION EXERCISE PRICE ($) | OPTION EXPIRATION DATE | NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#) | MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($) | EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED UNITS THAT HAVE NOT VESTED (#) | EQUITY INCENTIVE PLAN AWARDS: MARKET VALUE OF UNEARNED UNITS THAT HAVE NOT VESTED ($) |
| **William L. Meaney** | 210,140 | – | $ 31.00 | 2/13/2024 | 25,518[5] | $ 1,272,072 | 140,347[9] | $ 6,996,298 |
| | 349,247 | – | $ 48.54 | 2/19/2025 | 2,115[6] | $ 105,433 | 11,632[10] | $ 579,855 |
| | 829,506 | – | $ 36.59 | 2/18/2026 | 53,268[7] | $ 2,655,410 | 227,109[11] | $ 11,321,384 |
| | 461,696 | – | $ 37.00 | 2/16/2027 | 21,139[8] | $ 1,053,779 | 158,546[12] | $ 7,903,518 |
| | 342,228 | – | $ 33.72 | 2/15/2028 | | | | |
| | 345,295 | – | $ 35.72 | 2/20/2029 | | | | |
| | 349,182 | 174,591[1] | $ 33.80 | 2/19/2030 | | | | |
| | 44,146 | 22,074[2] | $ 29.55 | 3/09/2030 | | | | |
| | 143,206 | 286,412[3] | $ 34.73 | 3/01/2031 | | | | |
| | – | 211,455[4] | $ 49.67 | 3/01/2032 | | | | |
| **Barry Hytinen** | | | | | 16,442[13] | $ 819,634 | 27,662[9] | $ 1,378,951 |
| | | | | | 16,441[13] | $ 819,584 | 31,672[11] | $ 1,578,849 |
| | | | | | 7,545[5] | $ 376,118 | 45,298[12] | $ 2,258,105 |
| | | | | | 21,787[7] | $ 1,086,082 | | |
| | | | | | 15,099[8] | $ 752,685 | | |
| **Deirdre Evens** | 29,639 | – | $ 37.00 | 2/16/2027 | 4,438[5] | $ 221,234 | 16,272[9] | $ 811,159 |
| | 35,575 | – | $ 35.72 | 2/20/2029 | 19,100[7] | $ 952,135 | 23,754[11] | $ 1,184,137 |
| | | | | | 9,311[8] | $ 464,153 | 27,934[12] | $ 1,392,510 |
| **Greg McIntosh** | 3,923 | – | $ 38.83 | 2/19/2025 | 1,775[5] | $ 88,484 | 6,508[9] | $ 324,424 |
| | 6,744 | – | $ 31.46 | 3/09/2026 | 7,870[7] | $ 392,320 | 12,669[11] | $ 631,550 |
| | 6,839 | – | $ 37.00 | 2/16/2027 | 9,311[8] | $ 464,153 | 27,934[12] | $ 1,392,510 |
| | 4,009 | – | $ 33.72 | 2/15/2028 | | | | |
| | 13,442 | – | $ 35.17 | 3/25/2029 | | | | |
| **John Tomovcsik** | 24,965 | – | $ 38.83 | 2/19/2025 | 4,438[5] | $ 221,234 | 16,272[9] | $ 811,159 |
| | 11,859 | – | $ 35.72 | 2/20/2029 | 19,100[7] | $ 952,135 | 23,754[11] | $ 1,184,137 |
| | | | | | 9,311[8] | $ 464,153 | 27,934[12] | $ 1,392,510 |

[1] Options vested on February 19, 2023.

[2] Options vested on March 9, 2023.

[3] Options vest in two substantially equal installments on March 1, 2023 and March 1, 2024.

[4] Options vest in three substantially equal installments on March 1, 2023, March 1, 2024 and March 1, 2025.

[5] RSUs vested on February 19, 2023.

[6] RSUs vested on March 9, 2023.

[7] RSUs vest in two substantially equal installments on March 1, 2023 and March 1, 2024.

[8] RSUs vest in three substantially equal installments on March 1, 2023, March 1, 2024 and March 1, 2025.

[9] The number of PUs based on Revenue, new product exit rate & ROIC awarded in 2020 included in the table reflects target performance. After the end of the 2022 fiscal year, the Company's performance was determined resulting in an overall payout of 147.8% of target. The actual earned PUs vested in one installment on February 19, 2023.

[10] The number of PUs based on Revenue, new product exit rate & ROIC awarded in 2020 included in the table reflects target performance. After the end of the 2022 fiscal year, the Company's performance was determined resulting in an overall payout of 147.8% of target. The actual earned PUs vested in one installment on March 9, 2023.

[11] The number of PUs based on Revenue, new product exit rate & ROIC awarded in 2021 included in the table reflects target performance. The Company's performance will be determined at the end of 2023. The number of TSR-Based PUs awarded in 2021 included in the table reflects target performance. Final TSR performance will be determined at the end of 2023. Earned PUs, if any, will vest in one installment on March 1, 2024.

[12] The number of PUs based on Revenue & ROIC awarded in 2022 included in the table reflects target performance. The Company's performance will be determined at the end of 2024. The number of TSR-Based PUs awarded in 2022 included in the table reflects target performance. Final TSR performance will be determined at the end of 2024. Earned PUs, if any, will vest in one installment on March 1, 2025.

[13] RSUs vested on January 2, 2023.

# OPTION EXERCISES AND STOCK VESTED AT FISCAL YEAR END FOR 2022

| NAMED EXECUTIVE OFFICER | OPTION AWARDS | | STOCK AWARDS | |
|---|---|---|---|---|
| | NUMBER OF SHARES ACQUIRED ON EXERCISE (#) | VALUE REALIZED ON EXERCISE ($) | NUMBER OF SHARES ACQUIRED ON VESTING (#) | VALUE REALIZED ON VESTING ($)[1] |
| **William L. Meaney** | 73,046 | $1,395,148 | 228,908 | $10,390,501 |
| **Barry Hytinen** | N/A | N/A | 51,321 | $2,550,640 |
| **Deirdre Evens** | 29,037 | $ 617,907 | 31,979 | $ 1,474,544 |
| **Greg McIntosh** | N/A | N/A | 13,581 | $ 691,048 |
| **John Tomovcsik** | N/A | N/A | 31,979 | $ 1,474,544 |

[1] Includes the payout of accrued cash dividend equivalents.

# NON-QUALIFIED DEFERRED COMPENSATION FOR 2022

## EXECUTIVE DEFERRED COMPENSATION

The Company provides certain of its highly compensated employees in the United States, including our NEOs, with the opportunity to defer between 5% and 100% of any 2022 non-equity incentive compensation and/or up to between 5% and 50% of base salary through the Executive Deferred Compensation Plan (the "EDCP"). This benefit is offered to these employees in part because they are limited by the Code and applicable nondiscrimination testing rules in the amount of 401(k) contributions they can make under the Company's 401(k) Plan. Deferral elections and elections relating to the timing of payments are made prior to the period in which the salary and/or incentive compensation bonuses are earned. The Company does not contribute any matching, profit sharing or other funds to the EDCP for any employee. Participants in the EDCP can elect to invest their deferrals in funds that mirror, as closely as possible, the investment options available under the Company's 401(k) Plan. The EDCP does not pay any above market rates and is administered by the Compensation Committee.

Participants may elect to receive benefits when they separate from service or on a specified date in the future. Benefits are distributed either in a lump sum or in five or 10 annual payments. Participants may choose from an array of investment options that generally mirror the investment options available in the 401(k) plan. While the assets are held in a Rabbi Trust, the responsibility to pay benefits are unfunded and unsecured obligations of the Company.

Ms. Evens is the only NEO who participated in the EDCP during the year ended December 31, 2022.

| NAMED EXECUTIVE OFFICER | EXECUTIVE CONTRIBUTIONS IN LAST FY ($) | REGISTRANT CONTRIBUTIONS IN LAST FY ($) | AGGREGATE EARNINGS IN LAST FY ($) | AGGREGATE WITHDRAWALS/ DISTRIBUTIONS IN LAST FY ($) | AGGREGATE BALANCE AT LAST YE ($)[1] |
|---|---|---|---|---|---|
| **Deirdre Evens** | $747,999 | N/A | $ (233,538) | N/A | $1,492,825 |

[1] Deferred compensation accounts are deemed invested in mutual funds managed by third party administrators.

# EMPLOYMENT AGREEMENTS

## WILLIAM L. MEANEY

In connection with his appointment as CEO, the Company entered into an offer letter with Mr. Meaney dated November 30, 2012 (the "CEO Offer Letter"). In addition to standard TDC elements (salary and short and long-term incentives), the CEO Offer Letter includes the following provisions:

▲ Mr. Meaney's employment with the Company is on an at-will basis;

▲ The Company agreed to pay Mr. Meaney a portion of his salary in Swiss Francs because Mr. Meaney is a Swiss citizen and, as a result of his responsibilities associated with the significant international focus of the Company, he works a portion of his time in Switzerland;

▲ The Company agreed to reimburse Mr. Meaney for the cost of his Swiss medical insurance; and

▲ Mr. Meaney is eligible for the Iron Mountain Companies Severance Plan and Severance Program No. 2 (the "CEO Severance Program") as described under the "*Termination and Change in Control Arrangements*" heading below.

In December 2013, in order to implement the Swiss Franc salary payments agreed to in the CEO Offer Letter, and due to the customary nature of such agreements in Switzerland, a Swiss subsidiary of the Company entered into an employment agreement with Mr. Meaney (the "Swiss Employment Agreement"). As required by Swiss law, the Company, or one of its Swiss subsidiaries, funds certain benefits on Mr. Meaney's behalf in connection with his Swiss employment, including an occupational benefit plan and occupational accident insurance. The Company's contribution levels reflect amounts required by Swiss law and are quantified in the Summary Compensation Table. The Swiss Employment Agreement has no fixed term and is terminable by either party following a one-month notice period (except for certain acts identified by Swiss law).

We do not have any agreements with Mr. Meaney or any other executive that provide for excise tax gross-up payments in connection with a change in control.

## BARRY HYTINEN

In connection with his appointment as EVP & Chief Financial Officer of the Company, effective January 1, 2020, the Company entered into a letter agreement with Mr. Hytinen, dated November 25, 2019 (the "Hytinen Letter"). In addition to standard TDC elements (salary and short and long-term incentives), the Hytinen Letter includes the following provisions:

▲ Annual base salary of $725,000;

▲ Signing bonus of $1,000,000, which was repayable if Mr. Hytinen had left the Company under certain circumstances within 18 months of his start date;

▲ Target annual performance-based cash bonus of 110% of base salary;

▲ Two sign-on restricted stock unit awards, with initial target values of $1,500,000 and $1,000,000, which vested ratably over three and two years, respectively. These grants were made to replace forfeited compensation from his former employer; and

▲ Relocation benefits to assist with his relocation to the greater Boston area.

# TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

The Company maintains various contracts and agreements that require payments to each NEO in connection with (1) any termination of such NEO, (2) a change in control of the Company, or (3) a change in such NEO's responsibilities. This section describes the benefits that may become payable to our NEOs in connection with a termination of their employment with the Company and/or a change in control of the Company under arrangements in effect on December 31, 2022.

## EQUITY TREATMENT AT RETIREMENT

As of March 1, 2022, upon an employee's retirement on or after attaining age 55, if the employee attains a minimum service requirement of five (5) years and the sum of (i) the age at retirement plus (ii) years of service at the Company totals at least 65, then such employee will be entitled to continued vesting of any outstanding equity awards. If retirement occurs a minimum of six (6) months after grant date of any equity award, recipients are entitled to continued vesting of time-vested stock options and time-vested RSUs granted on or after March 1, 2022. These awards will continue vesting on the original vesting schedule, and the options would remain exercisable up to the original term of the stock option award. PUs will continue to vest and be delivered in accordance with the original vesting schedule of the applicable PU award and remain subject to the same performance conditions.

Prior to March 1, 2022 and after February 20, 2019, upon an employee's retirement on or after attaining age 58, if the sum of (i) the age at retirement plus (ii) years of service at the Company totals at least 70, then such employee was entitled to continued vesting of any outstanding equity awards. If retirement occurred on or after July 1 in the year of grant for any year from 2019-2021, equity award recipients were entitled to continue vesting of time-vested stock options and time-vested RSUs granted. These awards continued vesting on the original vesting schedule, and the options remained exercisable up to three (3) years from retirement date. PUs will continue to vest and be delivered in accordance with the original vesting schedule of the applicable PU award and remain subject to the same performance conditions.

## EQUITY TREATMENT IN CONNECTION WITH TERMINATION OR A CHANGE OF CONTROL

All unvested stock options and other equity awards granted under the 2002 Plan or the 2014 Plan vest immediately should an employee terminate his or her own employment for "good reason" or be terminated by the Company in connection with a "vesting change in control," as such terms are defined in the 2002 Plan and 2014 Plan, within 14 days prior or 12 months after such vesting change of control. This provision applies to all outstanding options and unvested RSUs or PUs held by employees of the Company, including our NEOs.

## CEO SEVERANCE PROGRAM

As provided for in the CEO Offer Letter, Mr. Meaney is a participant in the CEO Severance Program No. 2. Mr. Meaney is entitled to the benefits under the CEO Severance Program No. 2 in the event of a "qualifying termination," which is generally defined as the termination of an eligible employee's employment without "cause" or termination by the eligible employee for "good reason." "Cause" is generally defined in the CEO Severance Program No. 2 as any of: (1) fraud, embezzlement or theft against the Company; (2) being convicted of, or pleading guilty or no contest to, a felony; (3) breach of a fiduciary duty owed to the Company; (4) material breach of any material policy of the Company; (5) willful failure to perform material assigned duties (other than by reason of illness); or (6) committing an act of gross negligence, engaging in willful misconduct or otherwise acting with willful disregard for the best interests of the Company. "Good reason" in the CEO Severance Program means that the Company has, without Mr. Meaney's consent: (1) materially diminished the sum of his base compensation plus target nonequity incentive compensation; (2) required Mr. Meaney to be based at an office or primary work location that is greater than 50 miles from Boston, Massachusetts; (3) materially diminished Mr. Meaney's authority and/or responsibilities and/or assigned Mr. Meaney to duties and responsibilities that are generally inconsistent with his position with Iron Mountain prior to the change; (4) ceased to have Mr. Meaney report directly to the Board; or (5) materially breached the CEO Severance Program No. 2 or the CEO Offer Letter.

In the event of a qualifying termination under the CEO Severance Program No. 2, Mr. Meaney is entitled to certain severance benefits, including: (1) cash compensation consisting of (a) the sum of one year's base salary, (b) a bonus payment equal to the annual target performance-based cash bonus for the year of termination, and (c) a pro-rated bonus in the year of termination; (2) one year of group health benefit continuation, and (3) 12 months outplacement. Mr. Meaney does not receive equity acceleration benefits under the CEO Severance Program No. 2.

In accordance with the CEO Severance Program No. 2, if Mr. Meaney's termination is in connection with a change in control, he will be eligible for two years' base salary and target bonus (rather than one year) and 18 months of group health benefit continuation (rather than 12 months), and the other benefits he would otherwise be entitled to remain unchanged. The CEO Severance Program No. 2 also modifies the determination of a Vesting Change in Control where termination following a Change in Control is directed by a third party, within 90 days prior to the Change in Control (rather than 14 days) or within two years following the Change in Control (rather than 12 months).

## NEO SEVERANCE PROGRAM

Messrs. Hytinen, McIntosh, and Tomovcsik and Ms. Evens are entitled to the benefits under the Severance Program No. 1 in the event of a "qualifying termination," which is generally defined as the termination of an eligible employee's employment without "cause" or termination by the eligible employee for "good reason." The definition of "cause" for the purposes of the Severance Program No. 1 is substantially the same as the definition of "cause" in the CEO Severance Program No. 2, as described above. The definition of "good reason" in the Severance Program No. 1 is substantially the same as "good reason" under the 2002 Plan and the 2014 Plan with an additional component that could result in an acceleration if the eligible employee were to terminate his or her employment within 14 days prior to or 12 months after a vesting change of control. The additional component is a material diminution in the responsibilities or title or position with the Company and/or the assignment of duties and responsibilities that are generally inconsistent with such eligible employee's position with the Company immediately prior to the vesting change in control.

In the event of a qualifying termination under the Severance Program No. 1, the eligible employee is entitled to certain severance benefits paid in equal installments over the Severance Period, including: (1) cash compensation consisting of one year's base salary and a bonus payment generally equal to the annual target bonus for the eligible employee for the year of termination multiplied by such employee's average payout percentage over the prior three years; (2) the Company's payment of (a) the employer share of the cost of medical and dental coverage under the Consolidated Omnibus Budget Reconciliation Act ("COBRA") coverage until the earlier of (i) the first anniversary of such employee's termination and (ii) the date on which COBRA coverage ends and (b) outplacement services for 12 months following termination; (3) accelerated vesting of outstanding RSUs and stock options scheduled to vest within 12 months following termination; and (4) pro-rated vesting of outstanding PUs based on actual performance using the following schedule and payable at the original vesting date, if earned as calculated at the end of the performance period:

▲ PUs outstanding for less than 12 months—33% vested

▲ PUs outstanding between 12 and 24 months—67% vested

▲ PUs outstanding 24 months or longer—100%

### GENERAL

It is a condition to receipt of severance benefits under each of (1) the CEO Severance Program No. 2 and (2) the Severance Program No. 1 that the employee receiving severance benefits under such program or agreement execute, deliver and not revoke a separation and release agreement and a confidentiality and non-competition agreement. The receipt of the employer share of the cost of medical and dental coverage under COBRA is conditioned on the employee not being in breach of either of the separation and release agreement or the confidentiality and non-competition agreement.

# ESTIMATED BENEFITS UPON A QUALIFYING TERMINATION UNDER THE APPLICABLE SEVERANCE PROGRAM

The table below reflects the amount of compensation that would be paid to each NEO in the event of a qualifying termination under the CEO Severance Program No. 2 (in the case of Mr. Meaney) or the Severance Program No. 1 (in the case of the other NEOs). The amounts shown assume that such termination was effective as of December 31, 2022.

| NAMED EXECUTIVE OFFICER | CASH SEVERANCE ($) | CONTINUATION OF BENEFITS AND OUTPLACEMENT SERVICES ($) | ACCELERATION OF UNVESTED OPTIONS, RSUS AND PUS ($)[1] | TOTAL ($) |
|---|---|---|---|---|
| William L. Meaney | $5,400,000 | $75,048 | N/A | $5,475,048 |
| Barry Hytinen | $ 1,852,475 | $ 63,365 | $ 6,732,126 | $ 8,647,966 |
| Deirdre Evens | $ 1,208,650 | $ 63,365 | $ 3,258,725 | $ 4,530,740 |
| Greg McIntosh | $ 1,192,550 | $ 92,674 | $ 1,832,248 | $ 3,117,472 |
| John Tomovcsik | $ 1,262,508 | $ 57,236 | $ 3,258,725 | $ 4,578,469 |

[1] These amounts are based on a price per share of our Common Stock of $49.85, the closing price per share of Common Stock on the NYSE on December 30, 2022, and reflect the value of earned PUs for the PUs which were granted in 2020 and the value of PUs that would be earned if the Company achieved target performance for PUs granted after 2020.

# ESTIMATED BENEFITS UPON A QUALIFYING TERMINATION UNDER THE APPLICABLE SEVERANCE PROGRAM IN CONNECTION WITH A CHANGE IN CONTROL

The table below reflects the amount of compensation that would be paid to each NEO in the event of a qualifying termination of employment in connection with a Change in Control under the CEO Severance Program No. 2 (in the case of Mr. Meaney) or the Severance Program No. 1 (in the case of Ms. Evens and Messrs. Hytinen, McIntosh, and Tomovcsik). The amounts shown assume that such termination was effective as of December 31, 2022.

| NAMED EXECUTIVE OFFICER | CASH SEVERANCE ($) | CONTINUATION OF BENEFITS AND OUTPLACEMENT SERVICES ($) | ACCELERATION OF UNVESTED OPTIONS, RSUS AND PUS ($)[1] | TOTAL ($) |
|---|---|---|---|---|
| William L. Meaney | $ 8,700,000 | $75,048 | $69,279,457 | $78,054,505 |
| Barry Hytinen | $ 1,852,475 | $ 63,365 | $ 9,876,776 | $ 11,792,616 |
| Deirdre Evens | $ 1,208,650 | $ 63,365 | $ 5,420,874 | $ 6,692,889 |
| Greg McIntosh | $ 1,192,550 | $ 92,674 | $ 3,507,825 | $ 4,793,049 |
| John Tomovcsik | $ 1,262,508 | $ 57,236 | $ 5,420,874 | $ 6,740,618 |

[1] These amounts are based on a price per share of our Common Stock of $49.85, the closing price per share of Common Stock on the NYSE on December 30, 2022, and reflect the value of earned PUs for the PUs which were granted in 2020 and the value of PUs that would be earned if the Company achieved target performance for PUs granted after 2020.

# MEDIAN EMPLOYEE TO CEO PAY RATIO

As required by Item 402(u) of Regulation S-K, we are providing the following information about the ratio of compensation provided to Mr. Meaney, our President and CEO, to the annual total compensation of the Company's median employee. The Company identified the median employee as of December 31, 2020 and there have been no material changes in the Company's employee population or employee compensation arrangements that the Company reasonably believes would result in a significant change to our pay ratio disclosure; therefore, we used the median employee identified as of December 31, 2020 to complete the 2022 calculation for the year ended December 31, 2022:

▲  The median employee's annual total compensation was $37,882;

▲  The annual total compensation of our CEO was $15,102,071; and

▲  Based on this information, the ratio of the annual total compensation of our CEO to the median employee is estimated to be 399 to 1.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify our median employee, we began by considering each individual employed by us worldwide on the determination date, except that we excluded approximately 1,195 employees located outside the United States as permitted by the de minimis exception within the SEC rules. Based on the de minimis exception, we excluded all individuals located in six (6) countries, which constituted approximately 4.98% of the 24,004 total individuals that we employed globally as of December 31, 2020. The excluded countries and the number of our employees in each excluded country are as follows as of December 31, 2020: India (1,029), Ukraine (64), Indonesia (45), Kazakhstan (31), Belarus (21), and Armenia (5).

For purposes of identifying the median employee from our employee population (other than those we excluded by reason of the de minimis exception), we considered base salary and base wages, as compiled from our payroll and employment records. We selected base salary and base wages to identify the median employee because these components represent the principal form of compensation delivered to all of our employees other than our CEO and this information is readily available across our workforce. Compensation paid in foreign currencies was converted to U.S. dollars based on the average of each month's average exchange rate in 2020.

We aggregated all of the elements of that employee's compensation for 2022 in the same way that we calculate the annual total compensation of our NEOs in the Summary Compensation Table, except that the CEO's and median employee's annual total compensation includes Company-paid healthcare benefit amounts of $23,366 and $203, respectively. This amount for the CEO is not included in the Summary Compensation Table because the SEC allows companies to exclude items related to Company-paid healthcare benefits, which are available generally to all salaried employees of the Company. To calculate our ratio, we divided the CEO's annual total compensation by the median employee's annual total compensation. We believe this ratio is a reasonable estimate calculated in a manner consistent with SEC rules.

# 2022 PAY VERSUS PERFORMANCE

## 2022 PAY VERSUS PERFORMANCE SUMMARY

The following table sets forth information concerning the compensation of our principal executive officer ("PEO") and our other NEOs ("Non- PEO NEOs") for each of the fiscal years ended December 31, 2022, 2021 and 2020 and our financial performance for each such fiscal year.

| YEAR | SUMMARY COMPENSATION TABLE TOTAL FOR PEO[1] | COMPENSATION ACTUALLY PAID TO PEO[2] | AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOs[3] | AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs[4] | VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON: | | NET INCOME (MILLIONS)[6] | REVENUE (MILLIONS)[7] |
| | | | | | TOTAL SHAREHOLDER RETURN | PEER GROUP TOTAL SHAREHOLDER RETURN[5] | | |
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) |
| 2022 | $ 15,102,071 | $ 14,437,479 | $ 3,737,416 | $ 4,268,522 | $ 189.43 | $ 99.82 | $ 562.15 | $ 5,104 |
| 2021 | $ 17,046,118 | $ 59,232,411 | $ 3,562,277 | $ 7,434,654 | $ 189.58 | $ 132.23 | $ 452.73 | $ 4,492 |
| 2020 | $ 12,281,609 | $ 13,757,847 | $ 3,744,539 | $ 3,807,249 | $ 100.98 | $ 92.43 | $ 343.10 | $ 4,147 |

[1] The dollar amounts reported in column (b) are the amounts of total compensation reported for our CEO, William L. Meaney, in the Summary Compensation Table for fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020. Mr. Meaney was the CEO for each of the fiscal years presented.

[2] The dollar amounts reported in column (c) represent the amounts of compensation actually paid to our CEO for the applicable fiscal year, as computed in accordance with applicable SEC rules. The dollar amounts reported may not reflect the actual amount of compensation earned by or paid to our CEO during the applicable fiscal year. In accordance with applicable SEC rules, the following adjustments were made to our CEO's total compensation for each applicable fiscal year to determine the compensation actually paid to our CEO:

### PEO

| YEAR | YEAR END FAIR VALUE OF EQUITY AWARDS | YEAR OVER YEAR CHANGE IN FAIR VALUE OF EQUITY AWARDS GRANTED IN PRIOR YEARS THAT VESTED IN THE YEAR | FAIR VALUE AS OF VESTING DATE OF EQUITY AWARDS GRANTED AND VESTED IN THE YEAR | YEAR OVER YEAR CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED EQUITY AWARDS | FAIR VALUE AT THE END OF THE PRIOR YEAR OF EQUITY AWARDS THAT FAILED TO MEET VESTING CONDITIONS IN THE YEAR | VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON STOCK OR OPTION AWARDS NOT OTHERWISE REFLECTED IN FAIR VALUE OR TOTAL COMPENSATION | TOTAL EQUITY AWARD ADJUSTMENTS |
| 2022 | $ 15,180,077 | $ (1,385,555) | $ - | $ (4,530,733) | $ - | $ 1,494,881 | $ 10,758,670 |
| 2021 | $ 30,532,123 | $ 22,647,626 | $ - | $ 1,052,694 | $ - | $ 576,154 | $ 54,808,598 |
| 2020 | $ 9,042,239 | $ 536,799 | $ - | $ 355,676 | $ - | $ 807,166 | $ 10,741,881 |

[3] The dollar amounts reported in column (d) represent the average of the amounts of total compensation reported for our NEOs as a group (excluding our CEO) for the applicable fiscal years. The names of the NEOs (excluding our CEO) included for purposes of calculating the average amounts in each applicable fiscal year are as follows:

| NAMED EXECUTIVE OFFICER | 2022 | 2021 | 2020 |
| --- | --- | --- | --- |
| Barry Hytinen | Included | Included | Included |
| Ernest Cloutier | Not Included | Included | Included |
| Deirdre Evens | Included | Included | Included |
| Gregory McIntosh | Included | Not Included | Not Included |
| John Tomovcsik | Included | Included | Included |

[4] The dollar amounts reported in column (e) represent the average amount of compensation actually paid to our NEOs as a group (excluding our CEO), as computed in accordance with applicable SEC rules. The dollar amounts reported may not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding our CEO) during the applicable fiscal year. The names of the NEOs (excluding our CEO) included for purposes of calculating the average amounts in each applicable year are as described in footnote (3) above. In accordance with applicable SEC rules, the following adjustments were made to average total compensation for the NEOs as a group (excluding our CEO) for each fiscal year to determine the compensation actually paid, using the same methodology described above in footnote (2) above:

## NON-PEO NEOs

| YEAR | YEAR END FAIR VALUE OF EQUITY AWARDS | YEAR OVER YEAR CHANGE IN FAIR VALUE OF EQUITY AWARDS GRANTED IN PRIOR YEARS THAT VESTED IN THE YEAR | FAIR VALUE AS OF VESTING DATE OF EQUITY AWARDS GRANTED AND VESTED IN THE YEAR | YEAR OVER YEAR CHANGE IN FAIR VALUE OF OUTSTANDING AND UNVESTED EQUITY AWARDS | FAIR VALUE AT THE END OF THE PRIOR YEAR OF EQUITY AWARDS THAT FAILED TO MEET VESTING CONDITIONS IN THE YEAR | VALUE OF DIVIDENDS OR OTHER EARNINGS PAID ON STOCK OR OPTION AWARDS NOT OTHERWISE REFLECTED IN FAIR VALUE OR TOTAL COMPENSATION | TOTAL EQUITY AWARD ADJUSTMENTS |
|------|------|------|------|------|------|------|------|
| (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) |
| 2022 | $ 2,983,946 | $ (101,015) | $ - | $ (185,430) | $ - | $ 159,011 | $ 2,856,512 |
| 2021 | $ 3,433,602 | $ 2,317,677 | $ - | $ 58,121 | $ - | $ 56,530 | $ 5,865,930 |
| 2020 | $ 1,860,816 | $ 52,562 | $ - | $ 27,686 | $ - | $ 71,132 | $ 2,012,196 |

(5) The dollar amounts reported in column (g) represent the weighted peer group cumulative TSR of the MSCI US REIT Index as discussed in the Relative TSR Performance section on page 33.

(6) The dollar amounts reported in column (h) represent the amount of net income (in millions) as reported in our audited consolidated financial statements on Form 10-K for the applicable fiscal year.

(7) The dollar amounts reported in column (i) represent the amount of revenue (in millions) as reported in our audited consolidated financial statements on Form 10-K for the applicable fiscal year. Revenue is our most important financial performance measure used to link compensation actually paid to our NEOs to company performance.

## FINANCIAL PERFORMANCE MEASURES

As described in greater detail in the section captioned "EXECUTIVE COMPENSATION – Compensation Discussion and Analysis," our executive compensation program is designed to motivate and reward exceptional performance in a straightforward and effective way, while also recognizing the size, scope, and success of our business. The compensation of our NEOs has three primary components: annual base salary, short-term incentives, and long-term incentives. Our compensation programs are designed to support our long-term strategy, with the majority of our executive team pay being at risk, and in the form of long-term incentives.

Our executive compensation programs reward achievement of enterprise financial goals and strategic objectives that drive long-term stockholder value creation, thereby aligning the interests of our executives with our stockholders. Changes in stockholder value are incorporated in changes in the fair value of our equity awards and reflected in compensation actually paid amounts reported in columns (c) and (e) in the table above.

For the fiscal year ended December 31, 2022, the most important financial performance measures used by Iron Mountain to link executive compensation actually paid to the NEOs to our performance are as follows:

| PERFORMANCE MEASURES |
|---|
| Adjusted EBITDA |
| AFFO |
| Revenue |
| ROIC |
| Total Shareholder Return |

## ANALYSIS OF THE INFORMATION PRESENTED IN THE PAY VERSUS PERFORMANCE TABLE

The following graphs reflect the relationship between the compensation actually paid ("CAP") to our NEOs for each of the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020 and our TSR, net income and revenue for each such fiscal year. In addition, the graph titled "CAP VERSUS TOTAL SHAREHOLDER RETURN (TSR)" compares our TSR, as reflected in column (f) of the pay versus performance table on page 63 to the TSR of the MSCI US REIT Index reflected in column (g) of the pay versus performance table on page 63.

## ▶ CAP VERSUS TOTAL SHAREHOLDER RETURN (TSR)



## ▶ CAP VERSUS NET INCOME



## ▶ CAP VERSUS REVENUE



# ADDITIONAL INFORMATION

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee was, during 2022, an officer or employee of the Company or was formerly an officer of the Company or had any relationship requiring disclosure by us under Item 404 of Regulation S-K of the Exchange Act. Please refer to "Certain Relationships and Related Party Transactions," above, for additional information. None of our executive officers served as a member of the compensation committee (or its equivalent) of another entity or as a director of another entity, one of whose executive officers served on our Compensation Committee. None of our executive officers served as a member of the compensation committee (or its equivalent) of another entity, one of whose executive officers served as one of our directors.

**PROPOSAL 3**

# ADVISORY VOTE ON THE FREQUENCY (EVERY ONE, TWO OR THREE YEARS) OF FUTURE ADVISORY VOTES OF STOCKHOLDERS ON THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

✓ The Board recommends that you vote **FOR** holding a non-binding, advisory resolution on the compensation of our Named Executive Officers EVERY YEAR.

In accordance with the requirements of Section 14A of the Exchange Act and related rules of the SEC, we are including a separate proposal subject to stockholder vote to recommend, on a non-binding, advisory basis, whether the non-binding, advisory stockholder vote to approve the compensation of our Named Executive Officers (that is, a vote similar to the non-binding, advisory vote in proposal two above) should occur every one, two or three years.

By voting with respect to this proposal, stockholders may indicate whether they would prefer that we conduct future advisory votes on our Named Executive Officer compensation once every one, two or three years. Stockholders also may, if they so wish, abstain from casting a vote on this proposal.

The Board has considered the frequency of the advisory vote on the compensation of our Named Executive Officers that it should recommend. After considering the benefits and consequences of each alternative for the frequency of submitting the advisory vote on the compensation of our Named Executive Officers to stockholders, the Board recommends submitting the advisory vote on the compensation of our Named Executive Officers to our stockholders annually.

We believe an annual advisory vote on the compensation of our Named Executive Officers will allow us to obtain information on stockholders' views of the compensation of our Named Executive Officers on a more consistent basis compared to longer intervals. In addition, we believe an annual advisory vote on the compensation of our Named Executive Officers will provide our Board with frequent input from stockholders on our compensation programs for our Named Executive Officers. Finally, we believe an annual advisory vote on the compensation of our Named Executive Officers aligns more closely with our objective to engage in regular dialogue with our stockholders on corporate governance matters, including our executive compensation philosophy, policies and programs.

For the above reasons, the Board recommends that you vote to hold a non-binding, advisory vote on the compensation of our Named Executive Officers annually. Your vote, however, is not to approve or disapprove the Board's recommendation.

When voting on this proposal, you have four choices: you may elect that we hold an advisory vote on the compensation of our Named Executive Officers every year, every two years or every three years, or you may abstain from voting. If you properly complete your proxy and fail to indicate your preference or abstention, your shares will be voted to select every one year as the frequency with which our stockholders will be asked to hold a non-binding, advisory vote on the compensation of our Named Executive Officers.

## REQUIRED VOTE

The frequency that receives the highest number of votes will be considered the frequency recommended by stockholders to hold a non-binding, advisory vote on the compensation of our Named Executive Officers. The Compensation Committee will consider the outcome of the vote when determining how frequently to hold a vote on the compensation of our Named Executive Officers. However, as an advisory vote, the vote on this proposal three is not binding upon the Company and serves only as a recommendation to the Board, and the Board may decide that it is in the best interests of our stockholders and our company to hold an advisory vote on executive compensation more or less frequently than the alternative approved by our stockholders.

# AUDIT MATTERS

## RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

✓ The Board recommends that you vote **FOR** the ratification of the appointment of Deloitte & Touche LLP.

Subject to ratification by the stockholders, the Audit Committee has appointed the firm of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2023.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditors for the purpose of preparing or issuing audit reports or performing other audit reviews or attest services. Our independent auditors report directly to the Audit Committee, and the Audit Committee has executive sessions with the independent auditors at each regularly scheduled Audit Committee meeting.

The Audit Committee evaluates the performance of the Company's independent auditors each year and determines whether to reengage the current independent auditors or consider other audit firms. In doing so, the Audit Committee considers the quality and efficiency of the services provided by the auditors and the auditors' technical expertise and knowledge of the Company's operations and industry. In accordance with the Audit Committee charter, the Audit Committee also evaluates the independence of the independent auditors and discusses with the auditor its independence from the Company and its management. The Audit Committee also oversees compliance with the mandated five-year rotation of the independent auditors' lead engagement partner and reviews and evaluates the lead audit partner, and the chair of the Audit Committee is directly involved in the selection of any new lead engagement partner.

Based on this evaluation, the Audit Committee has appointed Deloitte & Touche LLP to serve as independent registered auditors for the year ending December 31, 2023. Deloitte & Touche LLP has served as the Company's independent auditors since 2003 and is considered by management and the Audit Committee to be well qualified. Further, the Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLP to serve as the independent registered public accounting firm is in the best interests of the Company and its stockholders.

The Audit Committee has determined to submit its appointment of the independent auditors to the Company's stockholders for ratification. This vote will ratify prior action by the Audit Committee and will not be binding upon the Audit Committee. However, the Audit Committee may reconsider its prior appointment of the independent auditors or consider the results of this vote when it determines to appoint the Company's independent auditors in the future.

The Audit Committee oversees and is ultimately responsible for the outcome of audit fee negotiations associated with the Company's retention of its independent auditors. The fees we paid to Deloitte & Touche LLP in 2022 are shown in the table appearing on page 69 of this Proxy Statement.

Representatives of Deloitte & Touche LLP are expected to be present at the virtual Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

If the stockholders do not ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm, the appointment of accountants will be reconsidered by the Audit Committee.

## REQUIRED VOTE

The affirmative vote of holders of a majority of the votes properly cast at the Annual Meeting is required to ratify the selection of Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for the current fiscal year. For purposes of determining the number of votes cast, only those cast "For" or "Against" are included.

# INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company has submitted the appointment of the Company's independent registered public accounting firm to a stockholder vote, as set forth in Proposal 4 of this Proxy Statement.

The Audit Committee has established policies and procedures that are intended to control the services provided by our independent registered public accounting firm and to monitor its continuing independence. Under these policies, no audit or non-audit services may be undertaken by our independent registered public accounting firm unless the engagement is specifically pre-approved by the Audit Committee. The Audit Committee may delegate to one or more members the authority to grant the pre-approvals required by its policies and procedures. The decisions of any member to whom authority is delegated to pre-approve an activity under this paragraph must be presented to the full Audit Committee at each of its scheduled meetings.

The fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte") to us for the fiscal years ended December 31, 2021 and December 31, 2022 were as follows:

|  | FY 2021 | FY 2022 |
| --- | --- | --- |
| Audit Fees[1] | $ 5,386,000 | $ 5,477,000 |
| Tax Fees[2] | 1,233,000 | 1,540,000 |
| All Other Fees[3] | 362,000 | – |
| Deloitte & Touche LLP Total Fees | $ 6,981,000 | $ 7,017,000 |

[1] Audit Fees consist of fees billed for professional services rendered by the independent registered public accounting firm for the audit of the Company's annual consolidated financial statements, audit of the internal controls over financial reporting, and reviews of the condensed consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q. Audit Fees also consist of services that are normally provided by the independent registered public accounting firm in connection with statutory audits and regulatory filings, review of documents filed with the SEC, and providing consents in connection with SEC filings and comfort letters in connection with offerings of registered and unregistered securities.
[2] Tax Fees include tax compliance work, consulting and other tax planning matters.
[3] All Other Fees consist of fees for permissible advisory services performed by Deloitte that do not meet the above category descriptions.

The Audit Committee will not approve engagements of our independent registered public accounting firm to perform non-audit services for us if doing so will cause our independent registered public accounting firm to cease to be independent within the meaning of applicable SEC or NYSE rules. In other circumstances, the Audit Committee considers, among other things, whether our independent registered public accounting firm is able to provide the required services in a more or less effective and efficient manner than other available service providers.

The total fees billed to us from Deloitte for services in 2021 and 2022 are set forth above. All the services provided by Deloitte described above were pre-approved by our Audit Committee. The Audit Committee approved the engagement of Deloitte to provide non-audit services because they determined that Deloitte's providing these services would not compromise its independence and that its familiarity with our record keeping and accounting systems would permit it to provide these services with equal or higher quality, quicker and at a lower cost than we could obtain these services from other providers.

# AUDIT COMMITTEE REPORT

Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Company's independent registered public accounting firm is responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes.

The Audit Committee has reviewed and discussed with the independent registered public accounting firm and management the plan and results of the auditing engagement and the audited financial statements for the year ended December 31, 2022. The Audit Committee has reviewed with management the scope and nature of the Company's internal controls and has discussed with the independent registered public accounting firm the matters required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301, Communications With Audit Committees. In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with the independent registered public accounting firm its independence from the Company and its management. The Audit Committee considered whether the provision of non-audit services by the independent registered public accounting firm is compatible with maintaining the independent registered public accounting firm's independence and concluded that it was acceptable at this time.

The Audit Committee has reported to the Board its activities, conclusions and recommendations. Specifically, in reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on February 23, 2023. The Audit Committee has approved the reappointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023.

**AUDIT COMMITTEE**

**Walter C. Rakowich,** *Chair*
**Jennifer Allerton**
**Clarke H. Bailey**
**Kent P. Dauten**

# INFORMATION ABOUT STOCK OWNERSHIP

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to the Company with respect to beneficial ownership of Common Stock by: (1) each director and nominee for director; (2) the NEOs; (3) all directors and Executive Officers of the Company as a group; and (4) each stockholder known by us to be the beneficial owner of more than 5% of the Common Stock. Such information is presented as of March 1, 2023, except as otherwise noted.

| NAME AND ADDRESSES[2] | AMOUNT OF BENEFICIAL OWNERSHIP[1] | | |
| --- | --- | --- | --- |
| | SHARES | VESTED OPTIONS | PERCENT OWNED |
| **DIRECTORS:** | | | |
| Jennifer Allerton | 15,716 | – | * |
| Pamela M. Arway | 32,515 | – | * |
| Clarke H. Bailey[3] | 176,412 | – | * |
| Kent P. Dauten | 1,500,000 | – | * |
| Monte Ford | 22,244 | – | * |
| Robin L. Matlock[4] | 18,910 | – | * |
| William L. Meaney[5] | 316,869 | 3,441,914 | 1.3% |
| Wendy J. Murdock | 34,944 | – | * |
| Walter C. Rakowich | 31,907 | – | * |
| Doyle R. Simons[6] | – | – | * |
| Alfred J. Verrecchia[7] | 16,643 | – | * |
| **NAMED EXECUTIVE OFFICERS:** | | | |
| Barry Hytinen | 98,697 | – | * |
| Deirdre Evens | 88,906 | 65,214 | * |
| Greg McIntosh | 14,921 | 34,957 | * |
| John Tomovcsik | 82,907 | 36,824 | * |
| All directors and Executive Officers as a group[8] | 2,580,945 | 3,783,012 | 2.2% |
| **FIVE PERCENT STOCKHOLDERS:** | | | |
| The Vanguard Group[9] | 46,217,952 | – | 16.31% |
| Capital World Investors[10] | 25,488,174 | – | 8.8% |
| Blackrock Inc.[11] | 22,618,177 | – | 7.8% |

\* Less than 1%

[1] Except as otherwise indicated, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

[2] Unless specified otherwise, the address of each of our directors, nominees for director and NEOs is c/o Iron Mountain Incorporated, One Federal Street, Boston, Massachusetts 02110.

[3] Includes 12,409 shares of Common Stock held by the Clarke H. Bailey GST Trust for the benefit of Trent S. Bailey and 12,409 shares of Common Stock held by the Clarke H. Bailey GST Trust for the benefit of Turner H. Bailey. Does not include the 78,521 vested Phantom Shares previously reported on Forms 4 filed with the SEC as of March 1, 2023. Shares of phantom stock ("Phantom Shares") have been acquired pursuant to the DDCP, and each Phantom Share is the economic equivalent of one share of Common Stock. Phantom Shares will become payable in Common Stock on various dates selected by Mr. Bailey or as otherwise provided in the DDCP.

[4] Does not include the 2,701 vested Phantom Shares previously reported on Forms 4 filed with the SEC as of March 1, 2023. Phantom Shares will become payable in Common Stock on various dates selected by Ms. Matlock or as otherwise provided in the DDCP.

[5] Includes 2,115 RSUs that will vest within 60 days of March 1, 2023 and 17,192 PUs that will vest within 60 days of March 1, 2023. Each RSU and each PU represent a contingent right to receive one share of Common Stock.

[6] Does not include the 29,069 vested Phantom Shares previously reported on Forms 4 filed with the SEC as of March 1, 2023. Phantom Shares will become payable in Common Stock on various dates selected by Mr. Simons or as otherwise provided in the DDCP.

[7] Does not include the 72,662 vested Phantom Shares previously reported on Forms 4 filed with the SEC as of March 1, 2023. Phantom Shares will become payable in Common Stock on various dates selected by Mr. Verrecchia or as otherwise provided in the DDCP.

[8] Includes 2,115 RSUs granted to directors and Executive Officers that will vest within 60 days of March 1, 2023. Includes 17,192 PUs granted to directors and Executive Officers that will vest within 60 days of March 1, 2023. Does not include the 182,953 vested Phantom Shares previously reported by directors on Forms 4 filed with the SEC as of March 1, 2023.

[9] This information is as of December 31, 2022 and is based solely on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 9, 2023 (the "Vanguard Group Schedule 13G"). In accordance with the disclosures set forth in The Vanguard Group Schedule 13G, The Vanguard Group reports sole voting power over 0 shares of Common Stock and sole dispositive power over 46,217,952 shares of Common Stock. The percent owned is based on the calculation provided by The Vanguard Group in The Vanguard Group Schedule 13G. Based on the information provided in The Vanguard Group Schedule 13G, the address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[10] This information is as of December 31, 2022 and is based solely on a Schedule 13G/A filed by Capital World Investors with the SEC on February 13, 2023 (the "Capital World Investors Schedule 13G/A"). In accordance with the disclosures set forth in the Capital World Schedule Investors Schedule 13G/A, Capital World Investors reports sole voting power and sole dispositive power over 25,488,174 shares of Common Stock. The percent owned is based on the calculation provided by Capital World Investors in the Capital World Investors Schedule 13G/A. Based on the information provided in the Capital World Investors Schedule 13G/A, the address of Capital World Investors is 333 South Hope Street, 55th Fl, Los Angeles, California 90071.

[11] This information is as of December 31, 2022 and is based solely on a Schedule 13G/A filed by Blackrock, Inc. with the SEC on January 30, 2023 (the "Blackrock Schedule 13G"). In accordance with the disclosures set forth in the Blackrock Schedule 13G, Blackrock, Inc. reports sole voting power over 20,493,913 shares of Common Stock and sole dispositive power over 22,618,177 shares of Common Stock. The percent owned is based on the calculation provided by Blackrock, Inc. in the Blackrock Schedule 13G. Based on the information provided in the Blackrock 13G, the address of Blackrock, Inc. is 55 East 52nd Street, New York, NY 10055.

# DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires that the Company's executive officers, other Section 16 reporting officers, directors and persons who own more than 10% of a registered class of the Company's equity securities file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC. Such executive officers, other Section 16 reporting officers, directors and 10% stockholders are also required by SEC rules to furnish to the Company copies of all Section 16(a) reports that they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that they were not required to file a Form 5, the Company believes that, during the fiscal year ended December 31, 2022, the Company's executive officers, other Section 16 reporting officers, directors and 10% stockholders complied with all Section 16(a) filing requirements applicable to such persons except that (a) one late Form 4 was filed on behalf of each of Messrs. Clarke H. Bailey, Doyle R. Simons, Alfred J. Verrecchia and Ms. Robin L. Matlock in January 2022, (b) one late Form 4 was filed on behalf of each of Messrs. Clarke H. Bailey, Doyle R. Simons, Alfred J. Verrecchia and Ms. Robin L. Matlock in April 2022 and (c) one late Form 4 was filed on behalf of each of Jennifer Allerton, Pamela M. Arway, Clarke H. Bailey, Kent P. Dauten, Monte Ford, Robin L. Matlock, Wendy J. Murdock, Walter C. Rakowich, Doyle R. Simons and Alfred J. Verrecchia in May 2022.

# EQUITY COMPENSATION PLAN INFORMATION

The following provides certain equity compensation plan information with respect to all of our equity compensation plans in effect as of December 31, 2022:

| PLAN CATEGORY | NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OR SETTLEMENT OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS | WEIGHTED AVERAGE EXERCISE OR SETTLEMENT PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS | NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN FIRST COLUMN) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 5,878,057[1] | $ 38.86[2] | 8,973,022[3] |
| Equity compensation plans not approved by security holders | 0 | 0 | 0 |
| **TOTAL** | 5,878,057 | $ 38.86 | 8,973,022 |

[1] Includes: (i) 4,226,319 stock options granted under the Iron Mountain Incorporated 1995 Stock Incentive Plan, the 2002 Plan and the 2014 Plan; (ii) 1,306,115 shares of Common Stock that may be issued upon settlement of outstanding RSUs granted under the 2002 Plan and the 2014 Plan; and (iii) 345,623 shares of Common Stock that may be issued upon settlement of outstanding PUs granted under the 2002 Plan and the 2014 Plan. Each PU represents a contingent right to receive one share of Common Stock.

[2] Weighted average exercise price is calculated inclusive of stock options, RSUs and PUs. For RSUs and PUs, the weighted average exercise price is calculated as the weighted average grant date fair value. If calculated solely for stock options that have an exercise price, the weighted average exercise price of outstanding options at December 31, 2022 is $36.89 per share.

[3] Includes the 2014 Plan and the 2013 ESPP.

# OTHER MATTERS

## OTHER MATTERS BROUGHT BEFORE THE MEETING

The Board is not aware of any other matters that may come before the Annual Meeting. However, if any other matters are properly presented to the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their best judgment on such matters.

## ADDITIONAL DOCUMENTATION

The Company will furnish without charge to any stockholder, upon written or oral request, a copy of the Company's Annual Report on Form 10-K, including the financial statements and other documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Requests for such documents should be addressed to Corporate Secretary, Iron Mountain Incorporated, One Federal Street, Boston, Massachusetts 02110, telephone number (617) 535-4766.

# IRON MOUNTAIN EXECUTIVE OFFICERS

The Board annually elects the officers of the Company. Each officer serves at the discretion of the Board. There are no family relationships between or among any of the Company's officers or directors.

The following are our executive officers who are not director nominees ("Executive Officers"), their ages, their positions and offices held with the Company and certain biographical information, all as of March 30, 2023.

| NAME | AGE | PRINCIPAL OCCUPATIONS AND BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS |
|---|---|---|
| **Edward E. Greene** | 60 | Mr. Greene was appointed executive vice president, chief human resources officer in December 2020. Prior to joining the Company, Mr. Greene served as the senior advisor to Surfside Capital Advisors from January 2019 to November 2020. Prior to his role at Surfside Capital Advisors, Mr. Greene served as the chief human resources officer at Factset Research Systems, a financial data and software company, from June 2015 to November 2018. Mr. Greene currently serves on the advisory board of Eastern Bankshares, Inc., a publicly held financial and banking services company. Mr. Greene holds a bachelor's degree from Tufts University and a juris doctor from the University of Virginia School of Law. |
| **Barry Hytinen** | 48 | Mr. Hytinen was appointed executive vice president and chief financial officer in January 2020. Prior to this role, Mr. Hytinen served as executive vice president and chief financial officer of Hanesbrands Inc., a publicly held American clothing company, from October 2017 to December 2019. Prior to his role at Hanesbrands Inc., Mr. Hytinen served as executive vice president and chief financial officer of Tempur Sealy International, Inc. ("Tempur Sealy"), a publicly held American manufacturer of mattresses and bedding products, from July 2015 to October 2017. He served as executive vice president finance and corporate development at Tempur Sealy from July 2014 to July 2015. Mr. Hytinen holds bachelor's degrees in finance and political science from Syracuse University and a master's degree in business administration from Harvard University. |
| **Mark Kidd** | 43 | Mr. Kidd was appointed executive vice president and general manager, data centers, in February 2019 and general manager, ALM in February 2023. Prior to this role, Mr. Kidd served as senior vice president and general manager, data centers from April 2013 to February 2019. Mr. Kidd served as senior vice president, enterprise strategy from January 2010 to April 2013. Mr. Kidd served in various other positions with the Company in corporate strategy, portfolio and capital management from September 2003 to January 2010. Prior to joining the Company, Mr. Kidd worked in investment banking at Thomas Weisel Partners. Mr. Kidd holds a bachelor's degree in economics from Harvard University. |
| **Deborah Marson** | 69 | Ms. Marson was appointed executive vice president, general counsel and secretary in December 2016. Ms. Marson served as senior vice president and deputy general counsel from March 2012 to December 2016. Ms. Marson joined the Company as vice president of commercial contracts for North America in November 2009. Prior to joining the Company, Ms. Marson spent 27 years with The Gillette Company, where she most recently served as deputy general counsel. Ms. Marson holds a bachelor's degree in political science from Colby College and a juris doctor from Suffolk University Law School. |
| **Greg McIntosh** | 50 | Mr. McIntosh was appointed executive vice president, general manager, global records and information management in October 2021. Prior to this role, Mr. McIntosh was appointed executive vice president and chief commercial officer in December 2019. Prior to this role, Mr. McIntosh was appointed executive vice president, strategic accounts in March 2019 to December 2019. Prior to these roles, Mr. McIntosh served as senior vice president, consumer storage from December 2017 to March 2019 and senior vice president, innovation and product management from December 2016 to December 2017. Mr. McIntosh joined the Company as senior vice president, general manager of Canada in May 2014. Prior to joining the Company, Mr. McIntosh spent 14 years in the financial services technology industry with Davis + Henderson, now Finastra, and was co-founder of Cyence International, a provider of credit lifecycle management software and solutions. Mr. McIntosh holds a bachelor's degree in mathematics, a master's degree in accounting from the University of Waterloo and is a CPA (Ontario). |
| **John Tomovcsik** | 55 | Mr. Tomovcsik was appointed executive vice president and chief operating officer in July 2018. Prior to this role, Mr. Tomovcsik served as executive vice president and general manager, records and information management, from January 2014 to July 2018. From January 2007 to December 2013, Mr. Tomovcsik served as executive vice president and chief operating officer, Iron Mountain North America, responsible for the operations of the Company's Records Management, Document Management Solutions, Data Management and Secure Shredding core businesses. |

# ADDITIONAL INFORMATION

Iron Mountain is furnishing this Proxy Statement in connection with the solicitation of proxies by the Board for use at the Annual Meeting or at any adjournment or postponement thereof. All stockholders of record on the Record Date are invited to attend the virtual Annual Meeting. The Company's Annual Report to Stockholders for the year ended December 31, 2022 and the Notice of Internet Availability are first being mailed to the Company's stockholders on or about March 30, 2023.

The Board unanimously recommends that you vote:

**FOR** the election of each of the Board's nominees for director listed in this Proxy Statement;

**FOR** the approval of a non-binding, advisory resolution approving the compensation of the Named Executive Officers as described in this Proxy Statement;

**FOR** the approval of a non-binding, advisory vote of future advisory votes of stockholders on the compensation of the Named Executive Officers to occur every year; and

**FOR** the ratification of the appointment by the Audit Committee of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023.

## STOCKHOLDERS ENTITLED TO VOTE

Iron Mountain's Common Stock is the only class of voting securities outstanding and entitled to vote at the Annual Meeting. As of 5:00 p.m. Eastern Time on the Record Date, 291,574,153 shares of Common Stock (the "Shares"), were outstanding and entitled to vote. Each Share is entitled to one vote on each matter.

## HOW TO VOTE

Your vote is very important no matter how many Shares you own. Whether or not you plan to attend the virtual Annual Meeting live via the Internet at https://www.virtualshareholdermeeting.com/IRM2023, we urge you to vote your Shares today.

Stockholders may vote their Shares by completing and returning a proxy card. Stockholders who wish to receive a paper copy of the proxy card to complete and mail to the Company in time for the Annual Meeting may request one at any time on or before April 25, 2023; completed proxy cards must be received by the Company on or before May 8, 2023.

Stockholders may vote their Shares before 11:59 p.m. Eastern Time on May 8, 2023 over the internet or by telephone in the manner provided on the website listed in the Notice of Internet Availability (the "Website").

Stockholders may vote their Shares and submit questions while connected to the Annual Meeting on the Internet. Each stockholder desiring to do so will need the 16-digit control number included on the Notice of Internet Availability mailed to such stockholder. Please be aware that any stockholder attending the virtual Annual Meeting must bear any costs associated with such stockholder's Internet access, such as usage charges from Internet access providers and telephone companies.

# IF YOU ARE A REGISTERED HOLDER OF COMMON STOCK

If you are a registered holder of Common Stock, you may vote your Shares either by voting by proxy in advance of the Annual Meeting or by voting at the virtual Annual Meeting while connected to the virtual Annual Meeting on the Internet. By submitting a proxy (on a proxy card or in the manner provided on the Website), you are legally authorizing another person to vote your Shares on your behalf. If you submit your executed proxy card or submit a proxy in the manner provided on the Website, unless you direct otherwise, your Shares will be voted in accordance with the Board's recommendations set forth in this Proxy Statement, and if any other matters are brought before the Annual Meeting (other than the proposals contained in this Proxy Statement), then the individuals listed on the proxy will have the authority to vote your Shares on those other matters in accordance with their discretion and judgment.

In case a quorum is not present at the Annual Meeting, the holders of a majority of the voting power of the Shares present at the Annual Meeting or represented by proxy may adjourn the Annual Meeting (without notice other than announcement of adjournment at the Annual Meeting) to another time or to another time and place.

Whether or not you plan to attend the virtual Annual Meeting, we urge you to promptly vote over the internet or by telephone in the manner provided on the Website or by completing and returning a proxy card. If you later decide to vote while connected to the Annual Meeting on the Internet, the vote you cast at the virtual Annual Meeting will automatically revoke any previously submitted proxy.

# IF YOU HOLD YOUR SHARES OF COMMON STOCK "IN STREET NAME"

If your Shares are held in the name of a brokerage firm, bank, nominee or other institution (referred to as "in street name"), you will receive instructions from the holder of record (the "Street Name Holder"), that you must follow in order for you to specify how your Shares will be voted. If you do not specify how you would like your Shares to be voted, your Shares held in street name may still be voted in the event that your Street Name Holder has the authority to vote Shares on certain routine, uncontested proposals for which you do not provide voting instructions. The election of directors and the advisory vote on executive compensation are not routine matters for purposes of broker voting. The ratification of the appointment of our independent registered public accounting firm for the fiscal year ending December 31, 2023 is a routine matter.

**IMPORTANT: If your Shares are held in the name of a brokerage firm, bank, nominee or other institution, you should provide instructions to your broker, bank, nominee or other institution on how to vote your Shares. Please contact the person responsible for your account and give instructions for a proxy to be completed for your Shares.**

# QUORUM

The presence at the Annual Meeting, via the Internet or by proxy, of stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast at the Annual Meeting will constitute a quorum. Shares represented by valid proxies, regardless of whether the proxy is noted as casting a vote or abstaining, and broker non-votes will be treated as present at the Annual Meeting for purposes of determining a quorum. Shares voted by a broker on any item other than a procedural motion will be considered present for purposes of determining a quorum, even if such Shares are not voted on every item.

# VOTES REQUIRED

As more fully described in this Proxy Statement:

▲ Election of each nominee for director requires a majority of the votes cast on his or her nomination;

▲ Approval of a non-binding, advisory resolution approving the compensation of the Named Executive Officers, as described in this Proxy Statement, requires the affirmative vote of a majority of the votes cast on the proposal;

▲ The frequency that receives the highest number of votes will be considered the frequency recommended by the stockholders to hold a non-binding, advisory vote on the compensation of our Named Executive Officers; and

▲ Approval of the proposal to ratify the appointment of the Company's independent registered public accounting firm requires the affirmative vote of a majority of the votes cast on the proposal.

# ABSTENTIONS AND BROKER NON-VOTES

A "broker non-vote" occurs on a proposal when a broker identified as the record holder of Shares is not permitted by the rules of the NYSE to vote on that proposal without instruction from the beneficial owner of the Shares and no instruction has been received with respect to that proposal. Under the NYSE rules, brokers may vote on routine matters even without instructions from the Street Name Holder. The election of directors and the advisory vote on executive compensation are not routine matters for purposes of broker voting; therefore, if you do not instruct your broker how to vote with respect to these proposals, your broker may not vote with respect to these proposals and your Shares will be counted as "broker non-votes." The ratification of the appointment of our independent registered public accounting firm for the fiscal year ending December 31, 2023 is a routine matter; therefore, there will be no broker non-votes in connection with that matter.

A properly completed proxy, if received in time for voting and not revoked, will be voted at the Annual Meeting in accordance with the instructions contained therein. Unless otherwise directed, the Shares represented by the proxy card will be voted:

**FOR** the election of each of the Board's nominees for director listed in this Proxy Statement;

**FOR** the approval of a non-binding, advisory resolution approving the compensation of our Named Executive Officers as described in this Proxy Statement;

**FOR** the approval of a non-binding, advisory vote of future advisory votes of stockholders on the compensation of the Named Executive Officers to occur every year; and

**FOR** the ratification of the appointment by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2023.

Abstentions and broker non-votes will not be counted as votes cast and, therefore, will not affect the outcome of the proposals that are being submitted to the Company's stockholders at the Annual Meeting.

Although the advisory vote on the proposed resolution to approve the compensation of our Named Executive Officers is non-binding, the Compensation Committee of the Board will consider the outcome of such vote when making future compensation decisions for any executive required to be listed in the summary compensation table included in our Proxy Statement.

# ATTENDANCE AT THE ANNUAL MEETING

Attendance at the Annual Meeting or any adjournment or postponement thereof will be limited to stockholders of record of the Company as of 5:00 p.m. Eastern Time on the Record Date and guests of the Company. If you are a stockholder of record of the Company as of 5:00 p.m. Eastern Time on the Record Date, you may attend the Annual Meeting via the Internet and vote during the Annual Meeting. Please have your Notice of Internet Availability in hand when you access the website and then follow the instructions.

If you hold your Shares in street name, you have the right to direct your broker or other agent on how to vote your Shares in your account. You are also invited to attend the Annual Meeting via the Internet. However, because you are not the stockholder of record, you may not vote your Shares at the Annual Meeting unless you request and obtain a valid proxy card from your broker or other agent. Please follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy card.

# REVOCABILITY OF PROXIES

Any stockholder may revoke a submitted proxy by submitting a subsequent proxy (i) on a proxy card to be received by the Company on or before May 8, 2023 or (ii) in accordance with the instructions provided on the Website on or before 11:59 p.m. Eastern Time on May 8, 2023. Also, any stockholder may revoke a submitted proxy by attending the virtual Annual Meeting via the Internet and voting during the Annual Meeting.

Please note, however, that only your last dated proxy will be counted, and any proxy may be revoked at any time prior to its exercise at the Annual Meeting, as described in this Proxy Statement.

If your Shares are held in the name of a brokerage firm, bank, nominee or other institution, and you have instructed your brokerage firm, bank, nominee or other institution to vote your Shares, you must follow the instructions received from your brokerage firm, bank, nominee or other institution to change your voting instruction. Please contact your custodian for detailed instructions on how to revoke your voting instruction and the applicable deadlines.

# INFORMATION REGARDING THE COMPANY

Our principal executive offices are located at 85 New Hampshire Avenue, Suite 150, Portsmouth, New Hampshire 03801.

The Company's website address, www.ironmountain.com, is included several times in this Proxy Statement as a textual reference only, and the information in the Company's website is not incorporated by reference into this Proxy Statement.

# NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

In accordance with rules and regulations of the SEC, instead of mailing a printed copy of our proxy materials to each stockholder of record, the Company may furnish proxy materials via the Internet. Accordingly, all of the Company's stockholders will receive a Notice of Internet Availability, which will be mailed on or about March 30, 2023.

On the date of mailing the Notice of Internet Availability, stockholders will be able to access all of the proxy materials at https://materials.proxyvote.com/46284v. If you receive a Notice of Internet Availability and would like to receive printed copies of the proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability. The proxy materials will be available free of charge, and the Notice of Internet Availability will provide instructions as to how stockholders may access and review all of the important information contained in the proxy materials (including the Company's Annual Report to Stockholders) over the internet or through other methods specified on the Website and instructions as to how they may request a paper or email copy of the proxy card. The Website contains internet and telephone voting instructions for stockholders as to how they may request a paper or email copy of the proxy card.

By Order of the Board of Directors

**Deborah Marson**
*Executive Vice President, General Counsel & Secretary*
March 30, 2023

